Exhibit 99.1

 JACADA LTD.
8 Ha’sadna’ot Street
Herzliya Pituach 46728, Israel

November 27, 2017

Dear Shareholders:

You are cordially invited to attend our 2017 Annual General Meeting of Shareholders, or the Meeting, which will be held at 11:00 a.m. (Israel time) on Wednesday, December 27, 2017, at our offices at 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, for the following purposes:

(1) Reelection of each of Messrs. Gideon Hollander and Yossie Hollander to the Jacada Ltd. (referred to as Jacada or the Company) Board of Directors, or the Board, as a Class III director under the Articles of Association of Jacada, or the Articles, for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due election and qualification of his successor.

(2) Approval of the Company’s entry into a private placement financing transaction with certain investors, including IGP Digital Interaction Limited Partnership, or IGP, a significant shareholder of the Company.

(3) Adoption of an amended Office Holder Compensation Policy for Jacada.

(4) Approval of a compensation package for our new Chief Executive Officer, Yochai Rozenblat, consisting of his base salary, variable compensation, a grant to him of options to purchase ordinary shares, and our entry into a customary officer indemnification agreement with him.

(5) Re-election of each of Messrs. Assaf Harel and Ofer Timor to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due election and qualification of his successor.

(6) Re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company for the year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

At the Meeting, the audited annual consolidated financial statements of Jacada for the fiscal year ended December 31, 2016 will also be presented to Jacada’s shareholders.  The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board has approved Proposals 1 through 6 above, and recommends that you vote in favor thereof.

You are entitled to vote at the Meeting if you held ordinary shares, par value 0.04 New Israeli Shekels per share, of Jacada, or ordinary shares, as of the close of business on November 27, 2017, the record date for the Meeting.  The presence in person or by proxy of two or more shareholders possessing at least 33 1/3% of Jacada’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within one half-hour of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on Wednesday, January 3, 2017 at the same time and place. At such adjourned meeting, if within one half-hour from the time designated for the meeting a quorum is not present, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of each of the above proposals requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition to the simple majority described in the previous sentence, the approval of each of Proposals 2, 3 and 4 also requires that either:

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the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law, 5759-1999, or the Companies Law, as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

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the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The attached proxy statement further describes the proposals listed above. That proxy statement and the enclosed proxy card are being furnished to the Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope, so as to be received by the Company’s United States transfer agent not later than forty-eight (48) hours in advance of the Meeting (unless that requirement is waived by the Chairman of the Meeting in accordance with the Articles) or, if sent to the Company’s Israeli registered office, to be received not later than 7:00 a.m. (Israel time) on the day of the Meeting (that is, on Wednesday, December 27, 2017).  No postage will be required if your proxy card is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their ordinary shares at the Meeting.

If your ordinary shares in Jacada are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate and to vote your shares at the Meeting (or to appoint a proxy to do so).

Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” Proposals 1, 5 and 6. For Proposals 2, 3 and 4, if no direction is made, your proxy will not be voted, unless you provide the required indication that you do not have a conflict of interest in the approval of those proposals, in which case your proxy will be voted “FOR” those proposals as well).  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the attached proxy statement and on the enclosed proxy card.

By Order of the Board, Yossie Hollander Chairman of the Board of Directors

ii

JACADA LTD.
8 Ha’sadna’ot Street
Herzliya Pituach 46728, Israel
Tel: +972-3-767-9360

PROXY STATEMENT

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Jacada Ltd., hereinafter referred to as Jacada or the Company, to be voted at the 2017 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of 2017 Annual General Meeting of Shareholders that was published by the Company on November 22, 2017.  The Meeting will be held at 11:00 a.m. (Israel time) on Wednesday, December 27, 2017, at the Company’s offices at 8 Ha’sadna’ot Street, Herzliya 46728, Israel.

This Proxy Statement, the attached cover letter from our Chairman of the Board, and the enclosed proxy card, are being mailed to shareholders on or about November 30, 2017.

You are entitled to vote at the Meeting if you held ordinary shares of our Company, par value 0.04 New Israeli Shekels (NIS) per share, or ordinary shares, as of the close of business on November 27, 2017, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “Voting Procedure” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Date, Time and Place of Meeting

The Meeting will be held at 11:00 a.m. (Israel time) on Wednesday, December 27, 2017, at the Company’s offices at 8 Ha’sadna’ot Street, Herzliya 46728, Israel.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Jacada is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli laws as they relate to Israeli corporations may differ from requirements under U.S. corporate and securities laws as they apply to U.S. corporations.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company exists under the laws of Israel and that some or all of its officers and directors are not residents of the United States and that all or a substantial portion of its assets may be located outside the United States. Shareholders may not be able to sue an Israeli company or its officers or directors in an Israeli court for violations of U.S. securities laws.  It may be difficult to compel an Israeli company and its affiliates to subject themselves to a judgment by a U.S. court.

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following proposals:

(1) Reelection of each of Messrs. Gideon Hollander and Yossie Hollander to the Jacada Ltd. (referred to as Jacada or the Company) Board of Directors, or the Board, as a Class III director under the Articles of Association of Jacada, or the Articles, for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due election and qualification of his successor.

(2) Approval of the Company’s entry into a private placement financing transaction with certain investors, including IGP Digital Interaction Limited Partnership, or IGP, a significant shareholder of the Company (we refer to this private placement financing as the Financing).

(3) Adoption of an amended Office Holder Compensation Policy for Jacada.

(4) Approval of a compensation package for our new Chief Executive Officer, Yochai Rozenblat, consisting of his base salary, variable compensation, a grant to him of options to purchase ordinary shares, and our entry into a customary officer indemnification agreement with him.

(5) Re-election of each of Messrs. Assaf Harel and Ofer Timor to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due election and qualification of his successor.

(6) Re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company for the year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

At the Meeting, the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2016 will also be presented to the Company’s shareholders.  The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Other than the proposals listed above, the Company is not aware of any other matter that will come before the Meeting.  If any other matter properly comes before the Meeting, the persons designated as proxies intend to vote on such matter in accordance with the judgment of the Board.

Board Recommendation

The Board has approved Proposals 1 through 6 and recommends that you vote in favor thereof.

Voting Procedure

Only holders of record of our ordinary shares as of the close of business on November 27, 2017 are entitled to vote in person or by proxy at the Meeting.  As of November 15, 2017 (the most recent practicable date prior to the record date for determination of shareholders entitled to vote at the Meeting), there were 4,530,522 ordinary shares issued and outstanding (excluding 1,111,796 ordinary shares held by the Company as treasury shares).

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Voting in Person.  If your ordinary shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for ordinary shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  If you return your proxy card in the enclosed envelope to the Company’s transfer agent, it must be received at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  The Chairman of the Meeting may waive that deadline in his discretion (as permitted under the Articles). If you submit your completed proxy card to the Company’s registered office in Israel, it must be received by 7:00 a.m. (Israel time) on the date of the Meeting (December 27, 2017) to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or the directions provided are not in accordance with the options listed on a proxy card, such ordinary shares will be voted FOR all proposals (except for Proposals 2, 3 and 4, with respect to which such ordinary shares will not be voted, unless  you confirm that you do not have a conflict of interest in the approval of those proposals (as described below under “Vote Required for Approval of the Proposals”)).

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your ordinary shares, by attending the Meeting and voting in person.

Quorum

Pursuant to the Company’s articles of association, as amended, or the Articles, the presence of at least two shareholders, holding at least 33 1/3% of the Company’s outstanding voting power, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week, at the same time and place (unless such day shall fall on a public holiday either in Israel or the United States, in which case the Meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday).  If within half an hour from the time designated for the reconvened Meeting a quorum is not present, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal 6 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law, 5759-1999, or the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to be voted on the proposals.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Vote Required for Approval of the Proposals

The approval of each of the above proposals requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof). In addition to that simple majority, the approval of Proposals 2, 3 and 4 (approval of the Financing, approval of our amended Office Holder Compensation Policy, and approval of a compensation package for our new Chief Executive Officer, Yochai Rozenblat) also requires that either of the following conditions be met:

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the majority voted in favor of the proposal includes at least a majority of the votes of non-controlling shareholders who also lack a conflict of interest (referred to as a “personal interest” under the Companies Law) in the approval of the proposal and who vote on the proposal (not including abstentions); or

•	the total number of votes of such non-controlling, non-conflicted shareholders voting against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposals 2, 3 and 4, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the total “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. For purposes of Proposals 2 and 4 only (but not Proposal 3), a controlling shareholder includes, in addition, a shareholder possessing twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company.

A “personal interest” of a shareholder under the Companies Law (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on Proposals 2, 3 and 4; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

IGP is the lead investor in the private placement financing transaction that is the subject of Proposal 2 at the Meeting, and is therefore deemed to possess a personal interest in the approval of Proposal 2. To the best of our knowledge, IGP would also be deemed to be a controlling shareholder of our Company (as determined under the Companies Law) for purposes of the special voting requirements for the approvals of Proposals 2 and 4 (given its holdings of more than 25% of our voting rights, while no other shareholder possesses more than fifty percent (50%) of our voting rights). IGP’s vote will therefore not count towards the special majority required for the approval of each of Proposals 2 and 4. There are no shareholders of whom we are aware who would be deemed “controlling shareholders” of our Company for purposes of the special voting requirements for the approval of Proposal 3, however.

Our Chairman of the Board, Mr. Yossie Hollander, is one of the investors in the private placement financing transaction that is the subject of Proposal 2 at the Meeting, and is therefore deemed to possess a personal interest in the approval of Proposal 2. Consequently, his vote will not count towards the special majority required for the approval of Proposal 2.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of Proposals 2, 3 and 4, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 2, 3 or 4 (as applicable). In order to confirm that you lack a conflict of interest in the approval of those proposals and to therefore be counted towards the ordinary majority and the special majority required for the approval of those proposals, you must check the box “FOR” Proposals/Items 2A, 3A and 4A on the accompanying proxy card when you record your vote on Proposals 2, 3 and 4, respectively.

If you believe that you, or a related party of yours, is a controlling shareholder or has a conflict of interest and you wish to participate in the vote for or against the approval of Proposals 2, 3 or 4 (as applicable), you should not check the box “FOR” Proposals/Items 2A, 3A or 4A (as applicable) on the enclosed proxy card and you should not vote on Proposals 2, 3 or 4 (as applicable) via the proxy card. Instead, you should contact our General Counsel at (770) 776-2215 (Fax: (770) 352-1313), who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposals 2, 3 or 4 (as applicable). In that case, your vote will be counted towards the ordinary majority required for the approval of Proposals 2, 3 or 4 (as applicable), but will not be counted towards the special majority required for approval of that proposal.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our General Counsel on your behalf.

In tabulating the voting results for the proposals, ordinary shares that constitute broker non-votes and abstentions are not considered votes cast on the proposals.  As described above with respect to quorum requirements, unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will also not be counted for purposes of determining whether the requisite majorities have been achieved for the respective proposals.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2016, which we filed with the Securities and Exchange Commission, or SEC, on April 28, 2017 (which we refer to as our 2016 Form 20-F), contains information regarding compensation paid to our directors and certain Office Holders (including our five most highly compensated Office Holders) in, or with respect to 2016.  Item 6.C of our 2016 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices.  We encourage you to review those Items of our 2016 Form 20-F (which we incorporate by reference herein) to obtain additional information regarding our Board.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

The following table and related footnotes set forth certain information as of November 15, 2017 (unless otherwise indicated below), the record date for the Meeting, regarding the beneficial ownership of our ordinary shares by those shareholders that own 5% or more of our capital stock and executive officers and directors who own 1% or more of our capital stock. Beneficial ownership reflected in the following table is calculated in accordance with the rules under Form 20-F promulgated by the SEC, under which an individual or entity is deemed to possess beneficial ownership with respect to a share if he, she or it directly or indirectly possesses or has the right to acquire, within 60 days, sole or joint voting or dispositive power, or the economic benefit of ownership, with respect to such share (whether via a contract, arrangement, understanding, relationship or otherwise). The percentages reflected below are based on 4,530,522 issued and outstanding ordinary shares (excluding 1,111,796 ordinary shares held by the Company as treasury shares) as of November 15, 2017. Based on information furnished by the owners and except as otherwise noted, the Company believes that the beneficial owners of the shares listed below, have, or share with a spouse, voting and investment power with respect to such shares.  Unless otherwise indicated below, the address of each person listed below is c/o Jacada Ltd., 8 Ha'sadna'ot Street, Herzliya 46728, Israel.

Name of Beneficial Owner	Number of Shares Owned	Percentage*
Principal Shareholders (other than Executive Officers and Directors)
IGP Digital Interaction Limited Partnership (1)	1,301,287	28.7%
Lloyd I. Miller, III (2)	259,345	5.7%
Robert B. Ashton (3)	470,602	10.4%
New Resources (4)	230,000	5.1%

Executive Officers and Directors
Yossie Hollander (5)	491,003	10.8%
Gideon Hollander (6)	422,497	9.3%

*During 2008 we purchased a total of 1,111,796 of our ordinary shares pursuant to a share repurchase program as well as a self-tender offer conducted by us. The shares we repurchased are held by us as treasury shares. Under the Companies Law, for so long as such treasury shares are owned by us, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders. The shareholding percentage information in this table and the financial information provided in this annual report do not consider these treasury shares as part of our issued and outstanding share capital.

(1) Based on Amendment No. 1 to Schedule 13D filed by IGP Digital Interaction Limited Partnership, or IGP DILP, with the SEC on November 17, 2016. We make no representation as to the accuracy or completeness of the information reported. Growth Partners (Lichtman & Shani) Limited Partnership, or GP LP, is the general partner of IGP DILP, and I.G.P Lichtman and Shani LTD, or IGP LTD, is the general partner of GP LP. IGP LTD is a private equity investment firm founded by Haim Shani and Moshe Lichtman.  Messrs. Haim Shani and Moshe Lichtman each own 50% of the voting capital stock of IGP LTD and, thus, they share the power to direct the voting and disposition of the ordinary shares of our company owned of record by IGP DILP.  IGP DILP’s address is Hakfar Hayarok, Precede Building, c/o IGP, Ramat Hasharon, Israel, 47800.

(2) Based on Amendment No. 3 to Schedule 13D filed by Mr. Miller with the SEC on September 30, 2016. We make no representation as to the accuracy or completeness of the information reported. Mr. Miller’s address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405.

(3) Based on a written statement from Robert B. Ashton and Kinetic Catalyst Partners LLC, or Kinetic, dated November 16, 2017.  We make no representation as to the accuracy or completeness of the information reported. Mr. Ashton is the portfolio manager of Kinetic, and in this capacity has the legal power to direct the voting and disposition of the ordinary shares of the Company beneficially owned by Kinetic. The address of these shareholders is 6 Occom Ridge, Hanover, NH 03755.

(4) Based on a Schedule 13G filed with the SEC, on February 16, 2010.  We make no representation as to the accuracy or completeness of the information reported. New Resources’ address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(5) Based on Amendment No. 2 to Schedule 13G filed by Mr. Yossie Hollander with the SEC on June 26, 2017.  Consists of 300,320 ordinary shares owned individually by Mr. Hollander, 50,668 ordinary shares owned by Mr. Hollander’s spouse and 125,015 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein. Also includes 15,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 and 50,000 ordinary shares owned by Mr. Hollander’s mother and daughter, respectively, as Mr. Hollander disclaims beneficial ownership of such shares, and an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts.  Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported.

(6) Based on a Directors and Officers Questionnaire submitted to us by Mr. Gideon Hollander.  Consists of 391,247 ordinary shares owned individually by Mr. Hollander, and 31,250 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’s mother, as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported.

PROPOSAL 1
REELECTION OF CLASS III DIRECTORS

Background

In accordance with the terms of the Articles, our Board is divided into three classes, the members of each of which serve for a three year term and are elected on a staggered basis. In addition, our Articles provide for a fourth type of membership, which is unclassified, and whose members are elected on an annual basis. The classes of directorship, and the schedule for expiration of their respective terms of office, are summarized as follows:

•	Class I directors— three-year term expires at the annual meeting of shareholders to be held in 2018;

•	Class II directors— three-year term expires at the annual meeting of shareholders to be held in 2019;

•	Class III directors— three-year term expires at the Meeting; and

•	Unclassified directors— term expires after one year, at each annual meeting of shareholders (including at the Meeting).

The current composition of our Board is as follows: our Class I directors are Barak Gablinger and Ohad Zuckerman (the latter of whom also serves as an external director under the Companies Law); our Class II directors are Tzvia Broida (who also serves as an external director) and Haim Shani; our Class III directors are Gideon Hollander and Yossie Hollander; and our unclassified directors are Assaf Harel and Ofer Timor.

As indicated above, the three-year term of office of our Class III directors (Messrs. Gideon Hollander and Yossie Hollander), as well as the one-year term of our unclassified directors (Messrs. Assaf Harel and Ofer Timor), expires at the Meeting.

In considering the identity of the nominees for election as directors at the Meeting, our Board sought to retain individuals who currently serve on our Board and who have accumulated significant familiarity with our Company and its industry (or related industries) and who are therefore well-positioned to maximize their contributions and insight towards the management of the Company, as well as individuals with fresh insight, who were only recently added to the Board (at our annual general meeting of shareholders in 2016) following their nomination by our relatively new, significant shareholder, IGP. In order to achieve the foregoing goals, after due consideration and debate, our Board has determined to propose, and to recommend, the reelection of the following nominees to fill the following seats on the Board for the following terms (pursuant to the following numbered proposals):

•	Messrs. Gideon Hollander and Yossie Hollander, as Class III directors, for an additional three-year term, pursuant to this Proposal 1; and

•	Messrs. Assaf Harel and Ofer Timor, the current unclassified members of the Board, for an additional one-year term (until our next annual general meeting of shareholders), pursuant to Proposal 5.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. The election of a director nominee at a general shareholders meeting of a public company may not be proposed unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees under this Proposal 1 (Messrs. Gideon Hollander and Yossie Hollander) has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board. Copies of those declarations are available for inspection at our offices at 8 Ha’sadna’ot Street, Herzliya 46728, Israel.

If Gideon Hollander is re-elected, we intend to continue to compensate him via a monthly fee of NIS 83,333 (equal to approximately $23,800 based on the current rate of exchange between the New Israeli Shekel and US Dollars) as total consideration for his services to our company (both in his new role as our Chief Technology Officer and for his service as a director). If Yossie Hollander is elected, he will continue to receive annual director fees of NIS 42,600 (approximately $12,200), plus NIS 2,200 (approximately $600) for each meeting of the Board and each meeting of a committee of the Board attended, in addition to reimbursement of expenses, in his role as Chairman of the Board, as is currently the case.

At the Meeting, it is intended that proxies that are signed and submitted by our shareholders to our Company (other than those directing the proxy holders to vote against Messrs. Gideon Hollander and Yossie Hollander) will be voted for the re-election of each of Messrs. Gideon Hollander and Yossie Hollander as a Class III director for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due election and qualification of his successor. If elected, they will hold office for that period of time, unless either such director resigns or is removed, or if his office is earlier vacated under any relevant provision of the Articles and/or the Companies Law.

The biographical information for Messrs. Gideon Hollander and Yossie Hollander, as well as for other continuing directors of the Company who are not subject to re-election at the Meeting, are as follows (biographical information for Messrs. Assaf Harel and Ofer Timor, who are the nominees who have been recommended by the Board for re-election as unclassified directors under Proposal 5, can be found below in this Proxy Statement in the description of that proposal):

Class III Director Nominees under Proposal 1

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander has served as a director of our Company since January 2016, previously serving as the active Chairman of our Board of Directors between February 2012 and January 2016. Mr. Hollander currently serves as our Chief Technology Officer since November 2017. Mr. Hollander previously served as our Chief Executive Officer from August 2011 to October 2017 (having shared the position, in the capacity of Co-Chief Executive Officer, between August 2011 and March 2012, and since August 2012 to October 2017). Mr. Hollander also previously served as our Chief Executive Officer from 1990 to December 2007 and our Chairman of our Board of Directors from January 2008 to August 2011, participating in an active role in the latter capacity from January 2011 to August 2011. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations.  Gideon Hollander is Yossie Hollander’s brother.

 Yossie Hollander has been a director of our Company since 1990 and has been the Chairman of our Board of Directors from November 1995 to December 2007 and again since January 2016. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive board of the Weizmann Institute of Science. He is on the board of councilors of the USC Dornsife College of Arts and Sciences and is a member of the Advisory board of the Cornell Atkinson Center for Sustainable Future. Yossie Hollander is Gideon Hollander’s brother.

Continuing Directors Not Subject to Reelection at the Meeting

Tzvia Broida joined us as an external director under the Companies Law in December 2013. Ms. Broida has also served as Chief Financial Officer for Sensible Medical Innovations since March 2011. Prior to that, Ms. Broida was Chief Financial Officer at Jacada from January 2005 until May 2009, previously serving as our Vice President, Finance from March 2000 and in various positions at Jacada since August 1995.

Barak Gablinger was elected as a director of our Company in January 2016. Mr. Gablinger serves as the Vice President, Customer Delivery, at K2 View, an Israeli company. Prior to that, from November 2005 to April 2010, Mr. Gablinger served as the Director of Program Management at NICE Systems. From August 2001 to October 2005, he served as a Senior Product Manager at Amdocs, and, prior to that time, from August 1996 to August 2001 served as a Group Leader at Amdocs.

Haim Shani joined us as a director in November 2016. Mr. Shani is a Co-Founder and general partner of Israel Growth Partners. In 2012, Mr. Shani retired from the Israeli Ministry of Finance, where he served as Director General (2009-2011) and the Head of the Competitiveness Committee. Prior to that, he served as CEO of NICE Systems (NASDAQ:NICE) for a period of close to 9 years. Mr. Shani came to NICE from Applied Materials (Israel), where he served as VP of its Israeli business (Ex Opal/Orbot) for a period of three years. From 1992 to 1998, Mr. Shani held various management positions at Orbotech Ltd. as Corporate Vice President of Marketing and Business Development, President of Orbotech’s Asia Pacific subsidiary and President of Orbotech Europe. Prior to that, Mr. Shani held various management positions at Scitex Corporation and IBM Israel. Mr. Shani currently serves as Chairman of the UK Israel Tech Hub, a board member at Strauss Water, R2Net,  GreenRoad, and Stratassys and is a member of the Advisory Committee, Supervisor of Banks, Bank Of Israel.

Ohad Zuckerman has served as a director of our Company since December 2000.  Mr. Zuckerman is the CEO of UniVerve Ltd., a renewable energy group, specializing in Waste-to-Energy and Microalgae-to-Biofuel. Between January 2000 and March 2008 Mr. Zuckerman served as the President & CEO of Zeraim Gedera Ltd., an agricultural company which specializes in breeding of vegetable varieties as well as in production and marketing to the seeds of such varieties worldwide. Prior to this position Mr. Zuckerman served as Zeraim Gedera’s Executive Vice President between 1998-2000 and as its Marketing Manager between 1990-1998.  Between 1998 and 2002, Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence Ltd., a provider of software for extracting information from data warehouses, which was sold to Microsoft.

Proposed Resolutions for Proposal 1

It is proposed that at the Meeting the following resolutions be adopted pursuant to Proposal 1:

“RESOLVED, that Mr. Gideon Hollander be, and hereby is, re-elected to serve as a Class III director under the Company’s Articles for an additional term of three years, for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due election and qualification of his successor.”

“RESOLVED, that Mr. Yossie Hollander be, and hereby is, re-elected to serve as a Class III director under the Company’s Articles for an additional term of three years, for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due election and qualification of his successor.”

Required Vote

As described above in this Proxy Statement (under “Vote Required for Approval of the Proposals”), the reelection of each of Messrs. Gideon Hollander and Yossie Hollander requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution approving his reelection.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of the reelection of each of Messrs. Gideon Hollander and Yossie Hollander as a Class III director of the Company.

PROPOSAL 2
APPROVAL OF OUR ENTRY INTO A PRIVATE PLACEMENT FINANCING WITH CERTAIN
INVESTORS, INCLUDING IGP DIGITAL INTERACTION LIMITED PARTNERSHIP, A SIGNIFICANT
SHAREHOLDER OF OUR COMPANY

Background

Securities Purchase Agreement

On November 19, 2017, we entered into a Securities Purchase Agreement, or the Purchase Agreement, with IGP, a significant shareholder of the Company, along with Mr. Yossie Hollander, our Chairman of the Board, Mr. Ofer Timor, our director, and certain additional investors, including Lloyd I. Miller, III, Robert B. Ashton and New Resources, each of whom is currently a 5% or greater shareholder of the Company (we refer to all investors under the Purchase Agreement collectively as the Investors). Under the Purchase Agreement, we will issue and sell to the Investors 1,264,045 ordinary shares of the Company in the aggregate (which we refer to as the Acquired Shares), representing 27.9% of our issued and outstanding share capital (excluding treasury shares), at a purchase price of $3.56 per share, or approximately $4.5 million in the aggregate. The following description of certain of the material provisions of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, attached to this Proxy Statement as Appendix A.

The sale of the Acquired Shares to the Investors will not be registered under the Securities Act of 1933, as amended (which we refer to as the Securities Act). Therefore, the Acquired Shares may not be transferred or resold without registration under the Securities Act (to the extent applicable) or unless pursuant to an exemption therefrom.

The proceeds from the sale of the Acquired Shares will be used by us for general business purposes.

Besides the above-described terms concerning the Acquired Shares, the Purchase Agreement also includes the following additional, material provisions:

Representations and Warranties

Each of the Company and the Investors have provided representations and warranties to one another that are customary for an investment transaction of this type.

Restrictions between Signing and Closing

The Purchase Agreement imposes certain restrictions on our taking any actions that are out of the ordinary course or inconsistent with our past practice between signing and closing, including any of the following:

•
issuance, sale or transfer of any shares, options, stock, warrants or any other securities which are convertible or exchangeable into shares of the Company (other than upon the exercise of outstanding options);

•	declaration or payment of any dividends, other distributions or payments with respect to share capital;

•	transaction with any “Interested Party,” as defined in the Israel Securities Act, 1968;

•	restructurings, recapitalizations, reorganizations, reclassifications, share splits, reverse share splits, combinations or like changes in capitalization;

•
disposition or agreement to dispose of (or grant any option in respect of) any of our assets (including intellectual property), except for the sale of products or provision of services in the ordinary course of business consistent with past practice; or

•	creation of any lien on any part of our assets.

Closing Conditions

The issuance and sale of the Acquired Shares contemplated under the Financing are subject to certain closing conditions, including the following:

•	the approval of the Purchase Agreement by our shareholders;

•
the representations and warranties of the Company and the Investors shall be true and correct in all material respects as of the closing (except that to the extent that any such representation or warranty relates to a particular date);

•
the Company and the Investors shall have complied with or performed in all material respects all of the agreements, obligations and conditions set forth in the Purchase Agreement that are required to be complied with or performed before the closing;

•	there shall have occurred no material adverse change in the Company’s consolidated business or financial condition since the date of the Company’s most recent financial statements;

•	the ordinary shares of the Company shall be traded on the OTCQB or listed on the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market or the New York Stock Exchange; and

•
there shall be no injunction, restraining order or decree of any nature of any court or government authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated by the Purchase Agreement. No stop order or suspension of trading shall have been imposed by the SEC or any other governmental authority or regulatory body having jurisdiction over the Company or the market where the ordinary shares of the Company are listed or quoted, with respect to public trading in the Company’s ordinary shares.

Indemnification

The Company undertook to indemnify and hold each of the Investors and their respective directors, managers, officers, shareholders, members, partners, employees and agents harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation but excluding any lost profits or consequential, indirect or punitive damages, to the extent the same may be awarded under applicable law, that any such Investor may suffer or incur as a result of or relating to any breach of any of the representations, warranties, covenants, undertakings or agreements made by the Company under the Purchase Agreement.

Legal Background to Shareholder Approval Requirement for Prospective Investment

Under the Companies Law, an extraordinary transaction (such as the Financing) between a company and its controlling shareholder, must be approved by the audit committee, board of directors and shareholders of the company, in that order. As discussed above under “Vote Required for Approval of the Proposals”, for purposes of the foregoing, a shareholder possessing 25% or more of the voting rights in a Company – when there is no shareholder then holding fifty percent 50% or more of the voting rights – is deemed a controlling shareholder.

 In the case of our Company, IGP is currently (prior to the Financing) the owner of 1,301,287 of our ordinary shares, which shares provide IGP voting rights in our Company that exceed the 25% threshold.  Because we do not have any other shareholder or group of shareholders that possess 50% or more (or even 25% or more) of the voting rights in our Company, the prospective Financing triggers the requirement for approval by our audit committee, board and shareholders.

In keeping with the foregoing requirement, each of the audit committee of the Board, and the Board, has approved, and has furthermore recommended that the shareholders approve, the Financing. Furthermore, each of the members of the Board who lacks a conflict of interest in the approval of the Financing has approved the Financing (whereas those members of the Board who are participants in the Financing— either as investors, or as affiliates of IGP— did not participate in the discussion or in the vote concerning the Financing). When approving the Financing the audit committee of the Board and the Board have considered the urgent need of the Company to raise funds for its ongoing activities, the price per ordinary share in the Financing, which was negotiated in good faith with the Investors, and the possible alternatives for the Company.

Proposed Resolution for Proposal 2

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Proposal 2:

“RESOLVED, that the private placement Financing transaction, including the participation by IGP, as described in Proposal 2 of the Proxy Statement dated November 27, 2017, with respect to the Meeting, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), under the Companies Law, the approval of this Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether a majority has been achieved for the proposal.

As also described above, under the Companies Law, the approval of this proposal requires that either of the following two voting conditions be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Vote Required for Approval of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 2. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box “FOR” Item/Proposal 2A on the proxy card in order for your vote to be counted towards the ordinary majority and special majority required under the Companies Law for the approval of the Financing under Proposal 2. If you do not check that box, even if you vote in favor of Proposal 2, your vote will not be counted towards the ordinary majority or special majority required under the Companies Law for approval of the Financing. If you are a controlling shareholder or have a conflict of interest in the approval of the Financing, please do not check the box “FOR” Item/Proposal 2A and instead please follow the instructions “Vote Required for Approval of the Proposals” above in order to cast your vote and be counted towards the ordinary majority for approval of Proposal 2.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of the foregoing resolution approving the Financing

PROPOSAL 3
ADOPTION OF AMENDED OFFICE HOLDER COMPENSATION POLICY

Background

The Companies Law requires all public Israeli companies, including companies whose shares are only listed outside of Israel, to adopt a written compensation policy, which sets forth their policy regarding the terms of office and employment of office holders (as defined under the Companies Law), including compensation, equity awards, severance and other benefits, as well as indemnification undertakings and exemption from liability.

A public company’s initial compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee of the board. The initial compensation policy must also be approved by the shareholders of the Company, as prescribed in the Companies Law. Following each three-year period (or, in the case of certain newly public companies, an initial five-year period), the compensation policy – or an amended version thereof – must be re-approved by the compensation committee, board of directors and shareholders.

Our existing compensation policy (the Jacada Ltd. Office Holder Compensation Policy) was approved by our shareholders on December 31, 2013. In accordance with the requirements of the Companies Law, our compensation committee has reviewed and adopted a revised written compensation policy for our office holders, which sets forth our policy regarding the terms of office and employment of office holders. A copy of the proposed amended Office Holder Compensation Policy is attached as Appendix B to the proxy statement. Our Board subsequently approved the renewal of the compensation policy by way of the adoption of the revised Office Holder Compensation Policy and has recommended that our shareholders approve it as well.

The prospective amended Jacada Ltd. Office Holder Compensation Policy reflects the following noteworthy additions and/or other revisions relative to the original version that was adopted by our shareholders in December 2013:

•
Incentive-Based Compensation- Minimum Standards and Mid-Year Changes. In addressing annual incentive-based compensation, the amended policy enables the compensation committee to set minimum thresholds that must be met for entitlement to an annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each office holder. In special circumstances (for example, regulatory changes, significant changes in the Company’s business environment, a significant organizational change or significant merger and acquisition events), the compensation committee and the Board may modify bonus objectives and/or their relative weights during the calendar year.

•
Incentive-Based Compensation- Non-Quantitative Criteria. As permitted under recent regulations adopted under the Companies Law and as is customary for many Israeli companies, the amended policy provides that annual incentive-based compensation may be determined (in whole or in part) based on non-quantitative criteria. In the case of the CEO or an officer who serves as a director, up to three monthly base salaries (including supplementary components) may be determined in that manner. In the case of any office holder who is subordinate to the CEO and who is not a director, up to all annual incentive-based compensation may be based on non-quantitative criteria (that are evaluated by the CEO).

•
Types of Bonuses. The amended policy enables us to award additional types of bonuses in different circumstances, including a signing bonus, and a relocation bonus, which may include customary benefits associated with such relocation. The foregoing bonuses shall not exceed an amount equal to 12 monthly gross salaries of the relevant office holder.

•
Compensation Recovery (“Clawback”). The amended policy adds compensation recovery provisions that are mandatory under the Companies Law. Those provisions provide that generally, in the event of an accounting restatement, the Company shall be entitled to recover from its office holders the annual incentive-based compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated. The amended policy limits the recovery period to a claim by the Company prior to the second anniversary of the fiscal year-end of the restated financial statements.

•
Fair Market Value Exercise Price. The amended policy provides for greater flexibility in determining fair market value in setting the exercise price for an option grant (in addition to utilizing the Company’s share price) by enabling the compensation committee and/or the Board to adopt an alternate standard from time to time.

•
Severance. The amended policy enables the Company to provide a non-compete grant to an officer as an incentive for him/her to refrain from competing with the Company for a defined period of time, which grant shall not exceed an amount equal to 12 monthly base salaries of the officer. The policy similarly allows for a discretionary payment of up to 12 monthly base salaries (including supplementary components) if the termination of an officer is triggered by a change of control of the Company.

•
D&O Insurance. The amended policy builds in the permitted limits for director and officer liability insurance, or D&O insurance, directly into the policy by providing that: (i) the annual premium to be paid by the Company shall not exceed 1.5% of the aggregate coverage of the D&O insurance policy; (ii) the limit of liability of the insurer shall not exceed the greater of $25 million or 25% of the Company’s shareholders equity based on the most recent financial statements of the Company.

•
Run-Off D&O Insurance. The amended policy also builds in the parameters for run-off D&O insurance that may be approved by the compensation committee (and, if required by law, by the Board), under which such policy can run for a maximal period of up to seven years. The parameters include: (i) a maximum limit of liability equal to the greater of $25 million or 25% of the Company’s shareholders equity; and (ii) a maximal annual premium of up to 350% of the last paid annual premium. The level of coverage requires approval by the compensation committee based on a determination that (a) the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and (b) the run-off policy reflects the current market conditions and will not materially affect the Company’s profitability, assets or liabilities.

•
Director Compensation. The amended policy provides more information concerning compensation of non-employee directors (including external directors and independent directors) than the original policy. Generally, the amended policy sets director fees (both annual and per meeting) in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000. The amended policy does, however, allow for more significant levels of director fees (both annual and per-meeting) to be paid, in amounts of up to two times the maximal annual and per-meeting fees, respectively, under those Companies Regulations. The amended policy furthermore allows in special circumstances for a director’s compensation to be different than the compensation of all other directors and greater than the maximal amount allowed by the Companies Regulations. Non-employee directors are also permitted (but not automatically entitled) to receive annual option grants with fair market value of up to $75,000 under the amended policy. Those options would vest quarterly over a period of between three to five years.

The foregoing description constitutes only a summary of some of the significant additions and/or other revisions that are reflected in the amended compensation policy, and is modified in its entirety by the text of the amended compensation policy itself, which is attached as Appendix B to this Proxy Statement.

Proposed Resolution for Proposal 3

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Proposal 3:

“RESOLVED, that the Jacada Ltd. Office Holder Compensation Policy in the revised, renewed form attached as Appendix B to the Proxy Statement, dated November 27, 2017, with respect to the Meeting, be, and hereby is, adopted and approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), under the Companies Law, the approval of this Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether a majority has been achieved for the proposal.

As also described above, under the Companies Law, the approval of this proposal requires that either of the following two voting conditions be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Vote Required for Approval of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 3. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box for Item 3A on the proxy card in order for your vote to be counted towards the ordinary majority and special majority required under the Companies Law for the approval of the amended Office Holder Compensation Policy under Proposal 3. If you do not check that box, even if you vote in favor of Proposal 3, your vote will not be counted towards the ordinary majority or special majority required under the Companies Law for approval of this proposal. If you are a controlling shareholder or have a conflict of interest in the approval of the amended Office Holder Compensation Policy, please do not check the box “FOR” Item/Proposal 3A and instead please follow the instructions “Vote Required for Approval of the Proposals” above in order to cast your vote and be counted towards the ordinary majority for approval of Proposal 3.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of the adoption of the revised, renewed Office Holder Compensation Policy.

PROPOSAL 4
APPROVAL OF COMPENSATION PACKAGE FOR NEW CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Mr. Yochai Rozenblat was hired by the Company as our new Chief Executive Officer, or CEO, with an effective appointment date to that position of November 1, 2017, in replacement of Mr. Guy Yair, who has stepped down. Simultaneous with Mr. Rozenblat’s appointment, Mr. Gideon Hollander has changed positions and now serves as our Chief Technology Officer. In connection with Mr. Rozenblat’s employment and pursuant to the requirements of the Companies Law, each of our compensation committee and the Board has considered and approved, and recommended that our shareholders likewise approve, at the Meeting, a compensation package for Mr. Rozenblat. That compensation package consists of a base salary, variable compensation, a grant to him of options to purchase ordinary shares, and our covering him under a customary officer indemnification agreement. In approving these compensatory measures (which are described below), the compensation committee and the Board considered the factors enumerated in our existing Office Holder Compensation Policy, as adopted by our shareholders at our annual general meeting of shareholders held on December 31, 2013. They also considered compensation information for chief executive officers of peer companies who have backgrounds and experience levels that are comparable to those of Mr. Rozenblat.

Under the proposed base salary, Mr. Rozenblat’s gross monthly base salary would be, effective as of his commencement date as CEO of November 1, 2017, $20,833 per month and his annual gross variable compensation would be $150,000, subject to certain accelerators for overachievement of certain performance targets.

Pursuant to the proposed option grant, Mr. Rozenblat would receive options to purchase 238,418 of our ordinary shares, at an exercise per share that equals the closing price of our ordinary shares on the date on which the proposed grant is approved by our shareholders (subject to such approval). If the grant is approved, the options will vest over a four-year period— 25% on December 31, 2018 and 6.25% at the end of each three month period thereafter. The options are subject to certain accelerated vesting provisions based on the achievement of certain performance targets.

The indemnification agreement into which we propose to enter with Mr. Rozenblat is intended to provide him with the customary personal protections (including indemnification and exculpation) that accompany service as an office holder of an Israeli public company that is traded in the United States. If this Proposal 4 is approved, the indemnification agreement to which we will be party with Mr. Rozenblat will have the same terms and conditions as are contained in the form of director and officer indemnification agreement approved by the shareholders of our Company pursuant to Proposal 8 at our annual general meeting of shareholders held on November 10, 2016. A copy of that form of agreement served as Appendix C to the proxy statement for that November 2016 annual shareholder meeting, which was attached as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on October 11, 2016.

Proposed Resolutions for Proposal 4

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Proposal 4:

“RESOLVED, that the proposed compensation terms for Mr. Rozenblat, the new Chief Executive Officer of the Company, consisting of base salary, variable compensation, a grant of options to purchase ordinary shares, and his entry into an indemnification agreement with the Company, as described in Proposal 4 of the Proxy Statement with respect to the Meeting, be, and the same hereby are, approved.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), under the Companies Law, the approval of this Proposal 4 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether a majority has been achieved for the proposal.

As also described above, under the Companies Law, the approval of this proposal requires that either of the following two voting conditions be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Vote Required for Approval of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 4. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box “FOR” Item 4A on the proxy card in order for your vote to be counted towards the ordinary majority and special majority required under the Companies Law for the approval of our new CEO’s compensation package under Proposal 4. If you do not check that box, even if you vote in favor of Proposal 4, your vote will not be counted towards the ordinary majority or special majority required under the Companies Law for approval of this proposal. If you are a controlling shareholder or have a conflict of interest in the approval of our new CEO’s compensation package, please do not check the box “FOR” Item/Proposal 4A and instead please follow the instructions “Vote Required for Approval of the Proposals” above in order to cast your vote and be counted towards the ordinary majority for approval of Proposal 4.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of the foregoing resolution approving the compensation package for our new Chief Executive Officer.

PROPOSAL 5
REELECTION OF UNCLASSIFIED DIRECTORS

Background

Proposed Reelection of Messrs. Ofer Timor and Assaf Harel

The Board has determined that in addition to reelecting of each of Messrs. Gideon Hollander and Yossie Hollander, our Company would benefit from the continued advice of another two existing directors with significant experience in our industry and familiarity with our Company. The Board believes that each of our current unclassified directors— Messrs. Ofer Timor and Assaf Harel (the former of whom previously served as our President)— has much to continue to contribute towards the management of our Company. Accordingly, the Board has nominated each of them for reelection as an unclassified director under our Articles, for an additional one-year term, until our next annual general meeting of shareholders and until his successor is duly elected and qualified.

Each of Messrs. Ofer Timor and Assaf Harel has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board, having detailed his qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board.  Copies of the declarations are available for inspection at the Company’s offices.

Biographical Information for Nominees

Biographical information for Messrs. Ofer Timor and Assaf Harel is as follows:

Ofer Timor joined us as a director in January 2016. Mr. Timor is one of the founders of Inimiti Capital Partners, a venture capital fund that focuses upon investments in software platforms and services in the New Media space (Internet, Mobile and anything in between).  Prior to co-founding lnimiti, Mr. Timor co-founded and managed Delta Ventures, a seed and early stage Israeli fund. He had an active role in building portfolio companies from the ground up and assisting in more advanced stages by serving as a member of their boards. Before Delta, Mr. Timor served as President of our Company during the mid-1990’s, helping to bring the Company from the startup stage to maturity. Mr. Timor was also a board member of Borderfree Inc. (NASDAQ: BRDR), which was sold to Pitney Bowes Inc. (NASDAQ: PBI) in 2015, and a board member of ClickFox, Inc. Mr. Timor was a fighter pilot in the Israeli Air Forces. He holds a BSA in Economics and a BA in Business Administration from Haifa University.

Assaf Harel joined us as a director in January 2017. Mr. Harel serves as a partner of IGP. Mr. Harel has over 12 years of experience in tech-focused Private Equity investments and leadership roles in high-tech companies. Prior to joining IGP, Mr. Harel served as the CEO of Sentigo Technologies, and as a Principal with Viola Private Equity and SCP Private Equity Partners. His global investment experience includes Growth Equity, Venture Capital, Buyouts, M&A and Special situations. Earlier in his career, Mr. Harel served as a Director of Business Development with HyperRoll (acquired by Oracle) and held R&D roles with EDSL Networks (acquired by Orckit) and RADVision. Mr. Harel holds an MBA in Finance from the Wharton School at the University of Pennsylvania, and a B.A in Computer Science and Management from Tel Aviv University.

Proposed Resolutions for Proposal 5

We are proposing the adoption by our shareholders of the following resolutions at the Meeting pursuant to this Proposal 5:

“RESOLVED, that Mr. Ofer Timor be, and hereby is, reelected, to serve as an unclassified director under the Company’s Articles for a one-year term, until the next annual general meeting of shareholders following the present Meeting and until the due election and qualification of his successor.”

“RESOLVED, that Mr. Assaf Harel be, and hereby is, reelected, to serve as an unclassified director under the Company’s Articles for a one-year term, until the next annual general meeting of shareholders following the present Meeting and until the due election and qualification of his successor.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the re-election of each of Messrs. Ofer Timor and Assaf Harel as an unclassified director requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution approving his re-election. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether a majority has been achieved for the proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of the reelection of each of Messrs. Ofer Timor and Assaf Harel as an unclassified director of the Company.

PROPOSAL 6
RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

In January 2017, Kost, Forer, Gabbay and Kasierer, a member of EY Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ending December 31, 2016, and for such additional period until the Meeting. Pursuant to the Sarbanes-Oxley Act of 2002, as amended, the audit committee of the Board, or the Audit Committee, has already acted to approve the re-appointment of Kost Forer as the Company’s independent auditors and the fixing of its remuneration, as well as the terms of its engagement. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the fiscal year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders.  At the Meeting, the Company’s shareholders will be requested to approve such re-appointment, as well as to authorize the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

Fees Paid to Independent Auditors in Last Two Fiscal Years

The following captions and tables sets forth, for the years ended December 31, 2015 and 2016, the fees billed to us and our subsidiaries by Kost Forer, our independent auditors with respect to each of those years:

Audit Fees

The aggregate fees billed for professional services rendered to us by our independent auditors for the audit of our financial statements in 2015 and 2016 appear in the table below:

2015	$95,000
2016	$88,500

Tax Fees

The aggregate fees billed for professional services rendered to us by our independent auditors for tax compliance, tax advice and tax planning in 2015 and 2016 appear in the table below. Such fees related to the preparation of tax returns.

2015	$85,000
2016	$38,000

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting pursuant to this Proposal 6:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of EY Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the Audit Committee and the Board.”

“RESOLVED FURTHER, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

Required Vote

The approval of Proposal 6 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether a majority has been achieved for the proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

PRESENTATION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2016 will be presented. A copy of the 2016 Form 20-F (including the audited consolidated financial statements for the year ended December 31, 2016 contained therein), which we filed with the SEC on April 28, 2017, is being made available to shareholders through the SEC website, www.sec.gov. Alternatively, you may request a printed copy of the 2016 Form 20-F by calling Jacada’s Investors Relations department in the U.S at 770-352-1300 or in Israel at +972 (9) 952-5900.

OTHER MATTERS

The Board does not intend to bring any matter before the Meeting other than as specifically set forth in the Notice of Annual General Meeting of Shareholders that was published by the Company and in this Proxy Statement, and knows of no other matter to be brought before the Meeting by others.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board.

By Order of the Board of Directors Yossie Hollander Chairman of the Board of Directors November 27, 2017

INDEX OF APPENDICES TO PROXY STATEMENT

Appendix A: Form of Securities Purchase Agreement, dated as of November 19, 2017, by and among Jacada Ltd., IGP Digital Interaction Limited Partnership and certain additional investors

Appendix B: Amended Jacada Ltd. Office Holder Compensation Policy

Appendix A

Securities Purchase Agreement

This Securities Purchase Agreement (this “Agreement”), dated as of November 19, 2017, is entered by and between Jacada Ltd., a company formed under the laws of the State of Israel (the “Company”) and each investor identified on the signature pages hereto (each, including its successors and assigns an “Investor” and collectively the “Investors”).

WHEREAS
the Company wishes to sell to the Investors, and the Investors wish to purchase, on the terms and subject to the conditions set forth in this Agreement 1,264,045 newly issued Ordinary Shares (as defined below) (the “Acquired Shares”); and

WHEREAS
the sale of the Acquired Shares by the Company to the Investors will be effected in reliance upon the exemption from securities registration afforded by the provisions of Regulation D (“Regulation D”), as promulgated by the Commission (as defined below) under Section 4(a)(2) of the Securities Act.

Now therefore, the Company and the each of the Investors hereby agree as follows:

1.	Definitions.

1.1.	Certain Definitions. When used herein, the following terms shall have the respective meanings indicated:

(a)	“Acquired Shares” has the meaning specified in the recitals to this Agreement.

(b)
“Affiliate” means, as to any Person (the “Subject Person”), any other Person that directly or indirectly through one or more intermediaries controls or is controlled by, or is under direct or indirect common control with, the Subject Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, through representation on such Person’s board of directors or other management committee or group, by contract or otherwise. Without derogating from the generality of the foregoing, if the Subject Person is a partnership then the Affiliates thereof shall include (i) any other partnership, in which the general partner thereof is also the general partner of the Subject Person, and (ii) the partners in the Subject Person in the same proportion as their interest in the partnership.

(c)	“Agreement” has the meaning specified in the preamble to this Agreement.

(d)	“Board of Directors” means the Company’s board of directors.

(e)	“Business” means the consolidated business, properties, assets, operations, results of operations or financial condition of the Company and its Subsidiaries taken as a whole.

(f)	“Business Day” means any day other than a Friday or a Saturday, or a day on which banks in the state of Israel are required or authorized by law to be closed.

(g)	“Closing” has the meaning specified in Section 2.2 hereof.

(h)	“Closing Date” has the meaning specified in Section 2.2 hereof.

(i)	“Commission” means the United States Securities and Exchange Commission.

(j)	“Committee” means any committee of the Board of Directors.

(k)	“Companies Law” means the Israeli Companies Law - 1999 and the regulations promulgated thereunder, in each case as amended from time to time.

(l)	“Company” has the meaning specified in the preamble to this Agreement.

(m)	“Company Party” means the Company and its directors, managers, officers, shareholders, employees and agents.

(n)	“Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Ordinary Shares, but excluding Options.

(o)	“D&O Insurance” shall mean the Company’s Directors and Officers Insurance policy as it may be in effect from time to time.

(p)
“Disclosure Documents” means all documents filed by the Company at least two (2) Business Days prior to the date of this Agreement via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (EDGAR) in accordance with the requirements of Regulation S-T under the Exchange Act.

(q)	“Disqualification Event” has the meaning specified in Section 4.15.

(r)
“Environmental Law” means any federal, state, provincial, local or foreign law, statute, code or ordinance, principle of common law, rule or regulation, as well as any Permit, order, decree, judgment or injunction issued, promulgated, approved or entered thereunder, relating to pollution or the protection, cleanup or restoration of the environment or natural resources, or to the public health or safety, or otherwise governing the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, discharge or disposal of hazardous materials.

(s)	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder.

(t)	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(u)	“Execution Date” means the date of this Agreement.

(v)	“FINRA” means the Financial Industry Regulatory Authority.

(w)	“Fully Diluted Basis” means (1) all outstanding Ordinary Shares and (2) all other securities, warrants and Options (on an as exercised and as converted to Ordinary Shares basis) granted or issued.

(x)
“GAAP” means generally accepted accounting principles, applied on a consistent basis, as set forth in (i) opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements of the Financial Accounting Standards Board and (iii) interpretations of the Commission and the staff of the Commission. Accounting principles are applied on a “consistent basis” when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

(y)	“General Meeting” means the general meeting of the shareholders to be summoned pursuant to section 5.2 below.

(z)
“Governmental Authority” means any nation or government, any state, provincial or political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including without limitation any stock exchange, securities market or self-regulatory organization.

(aa)
“Governmental Requirement” means any law, statute, code, ordinance, order, rule, regulation, restriction, judgment, decree, injunction, franchise, license or other directive or requirement of any federal, state, county, municipal, parish, provincial or other Governmental Authority or any department, commission, board, court, agency or any other instrumentality of any of them.

(bb)
“Intellectual Property” means any U.S. or foreign patents, patent rights, patent applications, trademarks, trade names, service marks, brand names, logos and other trade designations (including unregistered names and marks), trademark and service mark registrations and applications, copyrights and copyright registrations and applications, inventions, invention disclosures, protected formulae, formulations, processes, methods, trade secrets, computer software, computer programs and source  codes,  manufacturing research and similar technical information, engineering know-how, customer and supplier information, assembly and test data drawings or royalty rights.

(cc)	“Investment Company Act” means the Investment Company Act of 1940, as amended.

(dd)	“Investor” has the meaning specified in the preamble to this Agreement.

(ee)	“Investor Party” has the meaning specified in Section 5.9 hereof.

(ff)	“Interested Party” as defined in the Israel Securities Act 1968.

(gg)	“Issuer Covered Person” has the meaning specified in Section 4.15.

(hh)
“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, security interest, tax lien, financing statement, pledge, charge, or other lien, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

(ii)	“September 30, 2017 Financial Statements” has the meaning specified in Section 4.4.

(jj)
“Material Adverse Effect” means an effect that is materially adverse to (i) the Business, (ii) the ability of the Company to perform its obligations under this Agreement or the other Transaction Documents (as defined below) or (iii) the rights and benefits to which an Investor is entitled under this Agreement and the other Transaction Documents.

(kk)
“Material Contracts” means, as to the Company, any agreement required to be filed by the Company with the Commission under the Exchange Act or any rule or regulation promulgated thereunder, and any and all amendments, modifications, supplements, renewals or restatements thereof.

(ll)	“Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Ordinary Shares or Convertible Securities.

(mm)	“Ordinary Shares” shall mean ordinary shares of the Company, NIS 0.04 par value per share.

(nn)	“OTCQB” has the meaning specified in Section 4.23 hereof.

(oo)	“Pension Plan” means an employee benefit plan (as defined in ERISA) maintained by the Company for employees of the Company or any of its Affiliates.

(pp)	“Permitted Liens” means the following:

(i)
encumbrances consisting of easements, rights-of-way, zoning restrictions or other restrictions on the use of real property or imperfections to title that do not (individually or in the aggregate) materially impair the ability of the Company to use such Property in its businesses, and none of which is violated in any material respect by existing or proposed structures or land use;

(ii)
Liens for taxes, assessments or other governmental charges (including without limitation in connection with workers’ compensation and unemployment insurance) that are not delinquent or which are being contested in  good  faith  by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the Property subject to such Liens, and for which adequate reserves (as determined in accordance with GAAP) have been established; and

(iii)
Liens of mechanics, materialmen, warehousemen, carriers, landlords or other similar statutory Liens securing obligations that are not yet due and are incurred in the ordinary course of business or which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the Property subject to such Liens, for which adequate reserves (as determined in accordance with GAAP) have been established.

(qq)	“Per Share Price” shall mean $3.56 per Share, as adjusted for any dividend, stock split, reverse stock split, split-up or other distribution on Ordinary Shares.

(rr)	“Person” means any individual, corporation, trust, association, company, partnership, joint venture, limited liability company, joint stock company, Governmental Authority or other entity.

(ss)	“Principal Market” means the principal exchange or market on which the Ordinary Shares are listed, traded or quoted.

(tt)	“Property” means property and/or assets of all kinds, whether real, personal or mixed, tangible or intangible (including, without limitation, all rights relating thereto).

(uu)	“Purchase Price” means the number of Acquired Shares purchased by the Investor pursuant to this Agreement at the Closing multiplied by the Per Share Price.

(vv)	“Regulation D” has the meaning specified in the recitals to this Agreement.

(ww)	“Rule 144” means Rule 144 under the Securities Act or any successor provision.

(xx)	“SEC Documents” has the meaning specified in Section 4.4 hereof.

(yy)	“Securities” has the meaning specified in the recitals to this Agreement.

(zz)	“Securities Act” has the meaning specified in the recitals to this Agreement.

(aaa)	“Shareholder Approval” shall mean the approval and adoption by the General Meeting of each of the resolutions set forth in section 5.2 below.

(bbb)
“Subsidiary” means, with respect to the Company, any corporation or other entity (other than an entity having no material operations or business during the twelve month period immediately preceding the Execution Date) of which at least a majority of the outstanding shares of stock or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors (or Persons performing similar functions) of such corporation or entity (regardless of whether or not at the time, in the case of a corporation, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by the Company or one or more of its Affiliates.

(ccc)	“Trading Day” means any day on which the Ordinary Shares may be purchased and sold or quoted on the Principal Market.

(ddd)	“Transaction Documents” means, collectively, this Agreement and all other agreements, documents and other instruments executed and delivered by or on behalf of the Company at the Closing.

(eee)
“Transfer Agent Instruction Letter” means an irrevocable instruction letter by the Company to the Company’s transfer agent instructing it to issue certificates representing the Acquired Shares to the Investor.

1.2.
Other Definitional Provisions. All definitions contained in this Agreement are equally applicable to the singular and plural forms of the terms defined. The words “hereof’, “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.

2.	Purchase and Sale of Acquired Shares.

2.1.
Upon the terms and subject to the satisfaction or waiver of the conditions set forth herein, the Company shall sell, issue and allot to the Investors and the Investors shall purchase and receive from the Company the Acquired Shares.

2.2.
The date on which the closing of the purchase and sale of the Acquired Shares pursuant to the terms of this Agreement occurs (the “Closing”) is hereinafter referred to as the “Closing Date”. The Closing will be deemed to occur at the offices of Meitar Liquornik Geva Leshem Tal (“Meitar”), 16 Abba Hillel Rd., Ramat Gan, Israel, within two (2) business days following the satisfaction or waiver of the conditions to the Closing set forth in Section 6 hereof.

2.3.
At the Closing, (i) each of the Investors shall transfer the purchase price as indicated on its Investor Signature Page to the Company by wire transfer of immediately available funds; and (ii) the Company shall issue and allot the Acquired Shares and deliver the Transfer Agent Instruction Letter to the Company’s transfer agent..

3.	Representations and Warranties of the Investors.

Each Investor hereby severally and not jointly represents and warrants to the Company and agrees with the Company that, as of the Execution Date and as of the Closing Date:

3.1.
Authorization; Enforceability. The Investor is duly and validly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization as set forth below such Investor’s name on the signature page hereof with the requisite power and authority to purchase the Acquired Shares to be purchased by it hereunder and to execute and deliver this Agreement and the other Transaction Documents to which it is a party. This Agreement constitutes, and upon execution and delivery thereof, each other Transaction Document to which the Investor is a party will constitute, the Investor’s valid and legally binding obligation, enforceable in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) general principles of equity.

3.2.
Accredited Investor. The Investor (i) is an “accredited investor” as that term is defined in Rule 501 of Regulation D and (ii) is acquiring the Acquired Shares in the ordinary course of its business, solely for its own account, and not with a view to the public resale or distribution of all or any part thereof, except pursuant to sales that are registered under the Securities Act or are exempt from the registration requirements of, the Securities Act and does not have any agreement or understanding with any person to distribute any of the Acquired Shares; provided, however, that, in making such representation, the Investor does not agree to hold the Acquired Shares for any minimum or specific term and reserves the right to sell, transfer or otherwise dispose of the Acquired Shares at any time in accordance with Israeli and federal and state US securities laws applicable to such sale, transfer or disposition.

3.3.
Information. The Company has, prior to the Execution Date, provided the Investor with information regarding the business, operations and financial condition of the Company, including, but not limited to, the September 30 Financial Statements, and has, prior to the Execution Date, granted to the Investor the opportunity to ask questions of and receive answers from representatives of the Company, its officers, directors, employees and agents concerning the Company and materials relating to the terms and conditions of the purchase and sale of the Acquired Shares hereunder, as such Investor deems relevant in making an informed decision with respect to its investment in the Acquired Shares. The Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the risks of the proposed investment in the Acquired Shares, and has so evaluated the merits and risks of such investment. The Investor is able to bear the economic risk of an investment in the Acquired Shares and, at the present time, is able to afford a complete loss of such investment. Neither such information nor any other investigation conducted by the Investor or any of its representatives shall modify, amend or otherwise affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement. The Investor’s representations in this section 3.3 are without derogating from the Company’s representations and warranties in section 4 below and the Investor’s reliance thereunder.

3.4.
Limitations on Disposition. The Investor acknowledges that the Acquired Shares have not been and are not being registered under the Securities Act and may not be transferred or resold without registration under the Securities Act (to the extent applicable) or unless pursuant to an exemption therefrom.

3.5.	Legend. The Investor understands that the certificates representing the Acquired Shares may bear at issuance a restrictive legend in substantially the following form:

“The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state, and may not be offered, transferred, pledged, hypothecated, sold or otherwise disposed of unless a registration statement under the Securities Act and applicable state securities laws shall have become effective with regard thereto, or an exemption from registration under the Securities Act and applicable state securities laws is available in connection with such offer or sale.”

3.6.
Reliance on Exemptions. The Investor understands that the Acquired Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of U.S. federal and state securities laws and that the Company is relying upon the truth and accuracy of the representations and warranties of the Investor set forth in this Section 3 in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Acquired Shares.

3.7.
Bad Actor. The Investor is not subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (each a “Disqualification Event” and collectively “Disqualification Events”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the Securities Act. The Investor has exercised reasonable care to determine whether he, she or it is subject to a Disqualification Event. The Investor will not subject the Company to any Disqualification Event.

4.	Representations and Warranties of the Company.

Except as set forth in the Disclosure Documents, which Disclosure Documents shall qualify any representation or otherwise made herein, the Company hereby represents and warrants to each Investor that as of the Execution Date and as of the Closing Date:

4.1.
Organization, Good Standing and Qualification. The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction under which it is incorporated, and has all requisite corporate power and authority to conduct its business as currently conducted and to execute, deliver and perform all of its obligations under this Agreement and the Transaction Documents and to consummate the transactions contemplated hereby and thereby. The Company and each of its Subsidiaries is qualified to do business as a foreign corporation in each jurisdiction where failure to be so qualified could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.2.
Authorization; Consents. The Company has the requisite corporate power and authority to enter into and perform all of its obligations under the Transaction Documents, including, without limitation, its obligations to issue and sell the Acquired Shares to the Investor in accordance with the terms hereof and thereof.

Subject only to obtaining the Shareholder Approval, all corporate action on the part of the Company by its officers, Board of Directors, Committees  and shareholders of the Company necessary for the authorization, execution and delivery of, and the performance by the Company of its obligations under, the Transaction Documents has been taken, and no further consent  or authorization (including notification) of the Company, its Board of Directors, Committees, shareholders, any Governmental Authority or organization, or any other Person is required.

4.3.
Due Execution; Enforceability. The Transaction Documents have been duly executed and delivered by the Company. Subject only to obtaining of the Shareholder Approval, each Transaction Document constitutes the valid and legally binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) general principles of equity.

4.4.
Disclosure Documents; Agreements; Financial Statements; Other Information. The Company is subject to the reporting requirements of the Exchange Act and since January 1, 2016 has timely filed with the Commission all reports, schedules and registration statements that the Company was required to file with the Commission, including without limitation the Annual Report on Form 20-F of the Company dated April 28, 2017 (collectively, the “SEC Documents”). The Company is not aware of any event occurring or expected to occur on or prior to the Closing Date (other than the transactions effected hereby) that would require disclosure to its shareholders after the Closing. Each SEC Document, as of the date of the filing thereof with the Commission (or if amended or superseded by a filing prior to the Execution Date, then on the date of such amending or superseding filing), complied in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and the rules and regulations promulgated thereunder and, as of the date of such filing (or if amended or superseded by a filing prior to the Execution Date, then on the date of such filing), such SEC Document (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth in the Disclosure Documents, the Company has no liabilities, contingent or otherwise, other than liabilities incurred in the ordinary course of business which, under GAAP, are not required to be reflected in the financial statements included in the Disclosure Documents and which, individually or in the aggregate, are not material to the business or financial condition of the Company.

As of their respective dates, the audited consolidated financial statements of the Company as of December 31, 2016 (included in the SEC Documents), and the unaudited and un-reviewed consolidated balance sheet of the Company dated as of September 30, 2017 and consolidated statements of operations and cash flows of the Company for the quarter ended September 30, 2017, each prepared by management in accordance with GAAP (the “September 30, 2017 Financial Statements”), are accurate and complete in all material respects and have been prepared in accordance with GAAP (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments).

4.5.
Capitalization. The Fully Diluted Basis capitalization of the Company as of the date hereof, including its authorized share capital, the number of shares issued and outstanding, the number of shares issuable and reserved for issuance pursuant to the Company’s share option plans and agreements, the number of shares issuable and reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for any Ordinary Shares is set forth in the Fully Diluted Basis cap table correct as of the Execution Date which shall be delivered to the Investors on the Execution Date (“Capitalization Table”). All issued and outstanding share capital of the Company has been, or upon issuance will be, validly issued, fully paid and non-assessable. None of the Company’s share capital was issued in violation of preemptive rights or any other similar rights of security holders of the Company or any Liens created by or through the Company. Except for the Options, warrants and other Convertible Securities included in the Capitalization Table and the Company’s Fully Diluted Basis calculation, there are no outstanding preemptive rights, rights of first refusal, shareholder rights, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, any share capital of the Company, or arrangements by which the Company is or may become (as a result of the transactions contemplated hereby or the other Transaction Documents or otherwise) bound to issue additional share capital (whether pursuant to anti-dilution, “reset” or other similar provisions).  There are no outstanding or authorized stock appreciation rights, phantom stock rights, profit participation rights or other similar rights with respect to the Company.

4.6.
Due Authorization; Valid Issuance. The Acquired Shares are duly authorized and, when issued, sold and delivered in accordance with the terms hereof, the Acquired Shares will be duly and validly issued, and the Acquired Shares will be fully paid and nonassessable; in each case, free and clear of any Liens or any third party rights whatsoever (including without limitation preemptive rights), and assuming the accuracy of the Investor’s representations in this Agreement, the Acquired Shares will be issued, sold and delivered in compliance with all applicable Israeli and U.S. Federal and state securities laws.

4.7.
No Conflict with Other Instruments. The Company is not (a) in violation of any provisions of its memorandum of association, articles of association or any other governing document or (b) in default (and no event has occurred which, with notice or lapse of time or both, would constitute a default) under any provision of any instrument or contract to which it is a party or by which it or any of its Property is bound, except for any violation or default under any such instrument or contract that has not had or would not reasonably be expected to have a Material Adverse Effect. The (i) execution, delivery and performance by the Company of this Agreement and the other Transaction Documents, and (ii) consummation of the transactions contemplated hereby and thereby (including without limitation, the issuance of the Acquired Shares) will not result in any violation by the Company or, to its knowledge, by the Investor of any provisions of the Company’s memorandum of association, articles of associations or any other governing document or in a default under any provision of any instrument or contract to which it is a party or by which it or any of its Property is bound, or in violation of any provision of any Governmental Requirement applicable to the Company or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument or contract or an event which results in the creation of any Lien upon any assets of the Company.

4.8.	Compliance with Laws. The Company is not in any material violation of any applicable Governmental Requirement in respect to the conduct of its Business ownership of its Property or otherwise.

4.9.
No Integrated Offering. Neither the Company, nor any person acting on its behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offering of the Acquired Shares hereunder to be integrated with prior offerings by the Company for the purpose of the Securities Act such that would subject the offering, issuance and sale of the Acquired Shares hereunder to the registration requirements of section 5 of the Securities Act, nor will the Company take any action or steps that would cause the offering of the Acquired Shares to be integrated with other offerings.

4.10.	Financial Condition; Taxes; Litigation.

(a)
Except as disclosed in the Disclosure Documents, there has been no (i) material adverse change to the Company’s business, operations, properties, financial condition, or results of operations since the date of the Company’s most recent audited financial statements contained in the Disclosure Documents or (ii) change by the Company in its accounting principles, policies and methods except as required by changes in GAAP or applicable law.

(b)
The Company (i) has prepared in good faith and duly and timely filed all tax returns required to be filed by it and such returns are complete and accurate in all material respects and (ii) has paid all taxes required to have been paid by it, and has no liability with respect to accrued taxes in excess of the amounts that are described as accrued in the most recent financial statements included in the Disclosure Documents.

(c)
The Company is not the subject of any pending or, to the Company’s knowledge, threatened inquiry, investigation or administrative or legal proceeding by the Internal Revenue Service, the taxing authorities of any state or local jurisdiction (other than with respect to taxes which it reasonably disputes in good faith or the failure of which to pay has not had or would not reasonably be expected to have a Material Adverse Effect), the Commission, FINRA, any state securities commission or other Governmental Authority.

(d)
There is no claim, action, litigation or administrative proceeding pending or, to the Company’s knowledge, threatened or contemplated, against the Company or, to the Company’s knowledge, against any officer, director or employee of the Company in connection with such person’s employment therewith, nor to the knowledge of the Company is there any basis for the foregoing. The Company is not a party to or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or Governmental Authority. There is no action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate which are related in any way to the Company or its Business.

4.11.	Intellectual Property.

(a)
The Company owns, or has obtained the right to use, free and clear of all Liens claims or rights or any other Person, all Intellectual Property necessary for the conduct of its business as presently conducted (other than with respect to off the shelf software or other software which is generally commercially available and not used or incorporated into the Company’s products). All works that are used or incorporated into the Company’s services, products or services or products actively under development and which is proprietary to the Company was developed by or for the Company by the current or former employees, consultants or independent contractors of the Company or its predecessors in interest or purchased or licensed by the Company or its predecessors in interest.

(b)
The business of the Company as presently conducted and the production, marketing, licensing, use or servicing of any products or services of the Company do not to the knowledge of the Company infringe, misappropriate, dilute or conflict with any patent, trademark, copyright, or trade secret rights of any third parties or any other Intellectual Property of any third parties. The Company has not received written notice from any third party asserting that any Intellectual Property owned or licensed by the Company, or which the Company otherwise has the right to use, infringes, misappropriates or dilutes any third party Intellectual property or is invalid or unenforceable by the Company and, to the Company’s knowledge, there is no valid basis for any such claims (whether or not pending or threatened).

(c)
No claim is pending nor has the Company received any written notice or other written claim from any Person asserting that any of the Company’s present or contemplated activities infringe, misappropriates or dilutes or may infringe, misappropriate or dilute any Intellectual Property of such Person and, to the Company’s knowledge, there is no valid basis for any such claims. The Company is not aware of any infringement, misappropriation or dilution by any other Person of any Intellectual Property of the Company.

(d)
All licenses or other agreements under which the Company is granted rights in third party Intellectual Property (excluding licenses to use off the shelf software utilized in the Company’s internal operations and which is generally commercially available) are in full force and effect and the Company is not in default thereof, nor to the Company’s knowledge, is the counter party thereto. The Company has no reason to believe that the licensors under such licenses and other agreements do not have and did not have all requisite power and authority to grant the rights to the Intellectual Property purported to be granted thereby.

(e)
All licenses or other agreements under which the Company has granted rights to Intellectual Property to others (including all end-user agreements) since January 1, 2014, are in full force and effect, unless otherwise terminated in accordance with the terms of such licenses or arrangements, and there has been no material default by the Company thereunder and, to the Company’s knowledge, there is no material default by any other party thereto.

(f)
The Company has taken all steps required in accordance with commercially reasonable business practice to establish and preserve its ownership in its owned Intellectual Property and to keep confidential all material technical information developed by or belonging to the Company which has not been patented or copyrighted. To the Company’s knowledge, the Company is not making any unlawful use of any Intellectual Property of any other Person, including, without limitation, any former employer of any past or present employees of the Company. To the Company’s knowledge, neither the Company nor any of its employees has any agreements or arrangements with former employers of such employees relating to any Intellectual Property of such employers, which materially interfere or conflict with the performance of such employee’s duties for the Company or result in any former employers of such employees having any rights in, or claims on, the Company’s Intellectual Property. Each current employee of the Company and each former employee of the Company hired since January 1, 2013 has executed agreements regarding confidentiality, proprietary information and assignment of inventions and copyrights to the Company, each independent contractor or consultant of the Company has executed agreements regarding confidentiality and proprietary information and assignment of inventions and copyrights to the Company, and the Company is not aware of and has not received written notice that any employee, consultant or independent contractor is in violation or breach of any agreement or arrangement with former or present employers governmental entity, foundation or any public or private university, college, or other educational institution or research center relating to proprietary information or assignment of inventions. Without limiting the foregoing: (i) the Company has taken all reasonable security measures to guard against unauthorized disclosure or use of any of its Intellectual Property; and (ii) the Company has no reason to believe that any Person (including, without limitation, any former employee or consultant or independent contractor of the Company) has unauthorized possession of any of the Company’s Intellectual Property, or any part thereof, or that any Person has obtained unauthorized access to any of the Company’s Intellectual Property.

4.12.
Registration Rights. Except as described in the Disclosure Documents and in the Company’s public filings, the Company has not granted or agreed to grant to any person or entity any rights (including “piggy-back” registration rights) to have any securities of the Company registered with the Commission or any other governmental authority which has not been satisfied in full prior or waived to the date hereof.

4.13.
Fees. Except as disclosed in writing to the Investor by the Company, the Company is not obligated to pay any compensation or other fee, cost or related expenditure to any underwriter, broker, agent or other representative in connection with the transactions contemplated hereby. The Company will indemnify and hold harmless the Investor from and against any claim by any person or entity alleging that, as a result of any agreement or arrangement between such Person and the Company, the Investor is obligated to pay any such compensation, fee, cost or related expenditure in connection with the transactions contemplated hereby or the other Transaction Documents.

4.14.
Solicitation; Other Issuances of Securities. Neither the Company nor any of its Subsidiaries or Affiliates, nor any person acting on its or their behalf, (i) has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Acquired Shares, or (ii) has, directly or indirectly, made any offers or sales of any security or the right to purchase any security, or solicited any offers to buy any security or any such right, under circumstances that would require registration of the Acquired Shares under the Securities Act.

4.15.
Bad Actor Representation. None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the sale of the Acquired Shares to the Investor, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person”) is subject to any of the Disqualification Events, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.

4.16.
Foreign Corrupt Practices. Neither the Company, nor to the Company’s knowledge any director, officer, agent, employee or other person acting on behalf of the Company, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee (including without limitation any bribe, rebate, payoff, influence payment, kickback or other unlawful payment), or (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

4.17.
Employee Matters. Each of the Company and its Subsidiaries are in compliance in all material respects with all applicable Governmental Requirements regarding employment, wages,  hours, equal opportunity, collective bargaining and payment of social security and other Taxes (including without limitation The Prior Notice to the Employee Law, 2002, The Annual Leave Law – 1951, The Sick Leave Law – 1976, The Severance Pay Law – 1963, The Employment of Women Law- 1954, The Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, The Salary Protection Law, 1958 and The Employment by Human Resource Contractors Law, 1996, as well as policies, procedures and agreements relating to employment, terms and conditions of employment and to the proper withholding and remission to the proper tax and other authorities of all sums required to be withheld from employees or persons deemed to be employees under applicable laws respecting such withholding).  Neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice or discriminatory employment practice and no complaint of any such practice against the Company or its Subsidiary has been filed or, to the knowledge of the Company, threatened to be filed with or by any Governmental Authority. There is no strike, labor dispute or union organization activities pending or, to the knowledge of the Company, threatened between it and its employees. No employees of the Company belong to any union or collective bargaining unit. The Company has complied in all material respects with all applicable federal and state equal opportunity and other laws related to employment. The Company’s employees are not entitled to any payment or benefit that may be reclassified as part of their determining salary for all intent and purposes, including for the social contributions. The Company has paid in full to all its present or former employees, consultants and independent contractors all wages, commissions, bonuses, benefits and other compensation due and payable to the foregoing on or prior to the date of the Closing.

4.18.
Environment. To the Company’s knowledge, the Company does not have any current liability under any Environmental Law, nor, to the knowledge of the Company, do any factors exist that are reasonably likely to give rise to any such liability that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. To the Company’s knowledge, the Company has not violated any Environmental Law applicable to it now or previously in effect, other than such violations or infringements that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

4.19.
ERISA. The Company is in compliance in all material respects with the presently applicable provisions of ERISA and the United States Internal Revenue Code of 1986, as amended, with respect to each Pension Plan except in any such case for any such matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

4.20.
Insurance. The Company maintains insurance in such amounts and covering such losses and risks as the Company believes to be reasonably prudent in relation to the businesses in which the Company is engaged. No notice of cancellation has been received for any of such policies and the Company reasonably believes that is in compliance with all of the terms and conditions thereof. The Company has no reason to believe that it will not be able to renew any existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue doing business as currently conducted or to cover the Investor Members, without a significant increase in cost, other than normal increases in the industry. Without limiting the generality of the foregoing, the Company maintains Director’s and Officer’s insurance in an amount deemed to be reasonable and appropriate by the Company’s Board of Directors.

4.21.
Property. The Company does not own any real property. Except as set forth in Schedule 4.21, the Company has good and marketable title to all personal Property owned by it which, in each such case, is free and clear of all Liens except for Permitted Liens and except for such Liens which, individually and together with all other Liens (including without limitation Permitted Liens) do not have, and cannot reasonably be expected to have, a Material Adverse Effect. Any Property held under lease by the Company is held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such Property by the Company.

4.22.
Regulatory Permits. The Company possesses all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct its businesses. The Company has not received any notice or otherwise become aware of any proceedings, inquiries or investigations relating to the revocation or modification of any such certificate, authorization or permit and, to the Company’s knowledge, there is no valid basis for the same.

4.23.
Exchange Act Registration; Listing. The Company files supplementary and periodic information, documents, and reports pursuant to Section 15(d) of the Exchange Act. The Company’s Ordinary Shares are registered pursuant to Section 12(g) of the Exchange Act and is traded over-the-counter and quoted on OTC Markets Group, Inc QB or QX Tier (collectively, “OTCQB”).

4.24.
Investment Company Status. The Company is not, and immediately after receipt of payment for the Acquired Shares issued under this Agreement will not be, an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act, and shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

4.25.
Transfer Taxes. No stock transfer or other taxes (other than income taxes) are required to be paid in connection with the issuance and sale of any of the Acquired Shares, other than such taxes for which the Company has established appropriate reserves and intends to pay in full on or before the Closing.

4.26.
Sarbanes-Oxley Act; Internal Controls and Procedures. The Company is in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof. The Company maintains internal accounting controls, policies and procedures, and such books and records as are reasonably designed to provide reasonable assurance that (i) all transactions to which the Company is a party or by which its properties are bound are effected by a duly authorized employee or agent of the Company, supervised by and acting within the scope of the authority granted by the Company’s senior management; (ii) the recorded accounting of the Company’s consolidated assets is compared with existing assets at regular intervals; and (iii) all transactions to which the Company is a party, or by which its properties are bound, are recorded (and such records maintained) in accordance with all Governmental Requirements and as may be necessary or appropriate to ensure that the financial statements of the Company are prepared in accordance with GAAP.

4.27.
Transactions with Interested Persons. Except as set forth in the Disclosure Documents, no officer, director or employee of the Company is or has made any arrangements with the Company to become a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

4.28.
Customers and Suppliers. Except as set forth in the Disclosure Documents, the relationships of the Company with its customers and suppliers are maintained on arm’s length terms. To the Company’s knowledge, no customer or supplier of the Company has any plan or intention to terminate its agreement with the Company, which termination would reasonably be expected to have a Material Adverse Effect.

4.29.
Material Contracts.  Any and all Material Contracts have previously been publicly filed with the Commission in the SEC Documents or the Disclosure Documents, as the case may be.  Each of the Company and any Subsidiary has in all material respects performed all the obligations required to be performed by them to date under the foregoing agreements, have received no notice of default and are not in default under any of the Material Contracts now in effect the result of which would cause a Material Adverse Effect.

4.30.
Knowledge. For the purpose herein “knowledge” means the actual knowledge of Company’s directors and/or the Company’s CEO of a particular fact, circumstance, event or other matter in question after reasonable inquiry.

5.	Covenants of the Company and the Investors.

5.1.	Regulation D Filing. Blue Sky. The Company undertakes to each of the Investors that the Company will:

(a)
file a Form D with the Commission with respect to the Acquired Shares issued at the Closing as and when required under Regulation D and provide a copy thereof to the Investors promptly after such filing; and

(b)
take such action as the Company reasonably determines upon the advice of counsel is necessary to qualify the Acquired Shares for sale under applicable state or “blue-sky” laws or obtain an exemption therefrom, and shall promptly provide evidence of any such action to each Investor at such Investor’s request.

5.2.	Convening a Shareholders Meeting.

As soon as practicable following the Execution Date (but in any event no later than 14 business days thereafter) the Company shall summon a general meeting of the shareholders (the “General Meeting”), and bring before the General Meeting a resolution to approve the issuance of the Acquired Shares to the Investors, as required pursuant to the Companies Law.

5.3.	Use of Proceeds.

The Company shall use the proceeds from the sale of the Acquired Shares for general business purposes.

5.4.	Company’s Instructions to Transfer Agent.

The Company shall cause its transfer agent to remove the restrictive legend set forth in Section 3.5 from certificates evidencing the Acquired Shares (i) in connection with any sale of such Acquired Shares pursuant to a registration statement covering the resale of such security that is effective under the Securities Act, (ii) in connection with any sale of such Acquired Shares pursuant to Rule 144, or (iii) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission), as set forth below.

(a)
The Company shall issue an instruction letter to its transfer agent to remove the restrictive legend in connection with any sale of the Acquired Shares pursuant to a registration statement, and shall cause its counsel, if required by the transfer agent, to issue a legal opinion authorizing the removal of restrictive legend in connection with a sale of the Acquired Shares pursuant to Rule 144, provided that the Investor shall have delivered to the Company, its counsel and its transfer agent a certification of such facts as the Company and its counsel may reasonably require in connection with providing such instruction letter or legal opinion.

(b)
The Company shall instruct its transfer agent to remove the restrictive legend as permitted by this Section 5.5 promptly after delivery by an Investor to the Company or its transfer agent of the certificate representing the Acquired Shares being sold by the Investor.

(c)	The Company may not make any notation on its records or give instructions to its transfer agent that enlarge the restrictions on transfer set forth in this Section 5.5.

(d)
Certificates for Acquired Shares subject to legend removal hereunder shall be transmitted by the Company’s transfer agent to the Investor of such Acquired Shares by crediting the account of such Investor’s prime broker with the Depository Trust Company System, if so directed by the Investor.

5.5.	Interim Period.

During the interim period between the Execution Date and Closing Date the Company undertakes: (i) not to issue, allot, sell or transfer any shares, options, stock, warrants or any other securities which are convertible or exchangeable into shares of the Company to any person or entity other than upon the exercise of outstanding equity awards to Company employees in the ordinary course of business in accordance with the existing employee stock option plan; (ii) to conduct the Business solely in the ordinary course, and consistent with past practices; (iii) not to declare or pay any dividends or make any other distributions or payments with respect to its share capital; (iv) not to enter into any transaction with any “Interested Party” as defined in the Israel Securities Act 1968; (v) not to effect any restructuring, recapitalization, reorganization, reclassification, share split, reverse share split, combination or like change in its capitalization; or (vi) not to dispose of or agree to dispose of (or grant any option in respect of) any part of  their assets (including, without limitation, its Intellectual Property), except for the sale of products or provision of services thereby in the ordinary course of business consistent with past practice, or create any Lien on any part of its assets or negotiate.

5.6.	Indemnification of the Investor.

The Company will indemnify and hold each of the Investors and their respective directors, managers, officers, shareholders, members, partners, employees and agents (each, an “Investor Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation but excluding any lost profits or consequential, indirect or punitive damages, to the extent the same may be awarded under applicable law, that any such Investor Party may suffer or incur as a result of or relating to any breach of any of the representations, warranties, covenants, undertakings or agreements made by the Company in this Agreement or in the other Transaction Documents. If any action shall be brought against any Investor Party in respect of which indemnity may be sought pursuant to this Agreement, such Investor Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing. Any Investor Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Investor Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time following such Investor Party’s written request that it do so, to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Investor Party, provided that the Company shall not bear the expenses of more than one separate counsel. The Company will not be liable to any Investor Party under this Agreement (i) for any settlement by an Investor Party effected without the Company’s prior written consent; or (ii) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to such Investor Party’s wrongful actions or omissions, or gross negligence or to such Investor Party’s breach of any of the representations, warranties, covenants or agreements made by such Investor in this Agreement or in the other Transaction Documents. No claim shall be settled or compromised by the Company without the prior written consent of the Investor Party. Save in the event of fraud, the maximum aggregate amount which may be recovered from the Company Party by any Investor Party with respect to claims for breaches of representations, warranties, covenants and agreements related to this Agreement and the other Transaction Documents, including under this Section, shall be an amount equal to the purchase price paid by such Investor Party.

5.7.	Purchases of Additional Securities by the Investors.

Nothing in this Agreement shall limit the Investors from acquiring additional Ordinary Shares (as well as other securities convertible or exchangeable into Ordinary Shares), provided, however, that nothing in this Agreement shall be considered to amend or revoke any other agreement entered between the Company and each of the Investors.

5.8.	Other Agreements.

Except with respect to a sale of the Company or its assets, the Company shall not, and shall cause its Subsidiaries to not, enter into any agreement the terms of which would restrict or impair the ability of the Company to perform its obligations under this Agreement and the Transaction Documents.

6.	Conditions to Closing; Deliverables at Closing.

6.1.
Conditions to the Investors’ Obligations at the Closing. Each Investors’ obligations to effect the Closing, including without limitation its obligation to purchase the Acquired Shares at the Closing, are conditioned upon the fulfillment (or waiver by each such Investor in its sole and absolute discretion) of each of the following events as of the Closing Date, and the Company shall use commercially reasonable efforts to cause each of such conditions to be satisfied.

(a)
the representations and warranties of the Company set forth in this Agreement and in the other Transaction Documents shall be true and correct in all material respects as of such date as if made on such date (except that to the extent that any such representation or warranty relates to a particular date, such representation or warranty shall be true and correct in all material respects as of that particular date);

(b)
the Company shall have complied with or performed in all material respects all of the agreements, obligations and conditions set forth in this Agreement that are required to be complied with or performed by the Company on or before the Closing;

(c)
There shall have occurred no material adverse change in the Company’s consolidated business or financial condition since the date of the Company’s most recent financial statements contained in the Disclosure Documents and no event shall have occurred which could reasonably be expected to have a Material Adverse Effect on the Company;

(d)	The Ordinary Shares shall be traded on the OTCQB or listed on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange;

(e)
There shall be no injunction, restraining order or decree of any nature of any court or Government Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby and by the other Transaction Documents. No stop order or suspension of trading shall have been imposed by the Commission or any other Governmental Authority or regulatory body having jurisdiction over the Company or the Principal Market where the Ordinary shares are listed or quoted, with respect to public trading in the Ordinary Shares; and

(f)	The Company shall have executed each Transaction Document to which it is a party and shall have delivered the same to the Investor.

6.2.
Conditions to Company’s Obligations at the Closing. The Company’s obligations to effect the Closing with the Investors are conditioned upon the fulfillment (or waiver by the Company in its sole and absolute discretion) of each of the following events as of the Closing Date:

(a)
the representations and warranties of each of the Investors set forth in this Agreement and in the other Transaction Documents shall be true and correct in all material respects as of such date as if made on such date (except that to the extent that any such representation or warranty relates to a particular date, such representation or warranty shall be true and correct in all material respects as of that date);

(b)
each of the Investors shall has complied with or performed all of the agreements, obligations and conditions set forth in this Agreement that are required to be complied with or performed by such Investor on or before the Closing; and

(c)
there shall be no injunction, restraining order or decree of any nature of any court or Government Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby and by the other Transaction Documents.

6.3.	The Shareholder Approval. The respective obligations of the Company and the Investors to effect the Closing are conditioned upon the Company obtaining the Shareholder Approval.

6.4.
Transactions at Closing. At the Closing, the following transactions and actions shall be taken, and all such transactions and actions shall be deemed to take place simultaneously, and no transaction or action shall be deemed to have been completed or taken and no document or instrument shall be deemed delivered, until all such transactions and actions have been completed and taken and all required documents and instruments delivered.

The Company shall deliver to the Investors the following documents and instruments:

(a)
a certificate, signed by the Chief Executive Officer and Chief Financial Officer of the Company, certifying that the conditions specified in Section 6.1 have been fulfilled as of the Closing, it being understood that such Investor may rely on such certificate as though it were a representation and warranty of the Company made herein;

(b)
the Company shall deliver to the Investors a certificate, signed by the Secretary or an Assistant Secretary of the Company, attaching (i) the memorandum of association and articles of association of the Company,  (ii) resolutions passed by its Board of Directors to authorize the transactions contemplated hereby and by the other Transaction Documents and (iii) the Shareholder Approval and other resolutions passed by the shareholders of the Company, and certifying that such documents are true and complete copies of the originals and that such resolutions have not been amended or superseded, it being understood that such Investor may rely on such certificate as a representation and warranty of the Company made herein;

(c)	Each of the Investors shall deliver to the Company a copy of wiring instructions to its bank for the payment of the purchase price for the Acquired Shares being purchased by it; and

(d)	The Company shall deliver the Transfer Agent Instruction Letter to the Company’s transfer agent.

7.	Miscellaneous.

7.1.
Survival; Severability. Save in the event of fraud the representations, warranties, covenants and indemnities made by the parties herein and in the other Transaction Documents shall survive the Closing through the date which is 12 months from the date of the Closing. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that in such case the parties shall negotiate in good faith to replace such provision with a new provision which is not illegal, unenforceable or void, as long as such new provision does not materially change the economic benefits of this Agreement to the parties. In the event that the Closing under this Agreement does not occur within one hundred and twenty (120) days from the Execution Date, then either party shall have the right to terminate this Agreement, and such termination shall not derogate from the rights of the parties accrued prior to termination.

7.2.
Confidentiality. Neither the Company nor the Investors or their respective Affiliates shall (a) issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby without the prior consent of the other party, and shall maintain the commercial terms hereof and thereof in strict confidence, or (b) file this Agreement or any Transaction Document or disclose the existence of or the terms of this Agreement or any such Transaction Documents in any filing or report with any Governmental Authority, in each case other than as may be required in order to comply with any Governmental Requirement. Both parties acknowledge that the Company is required to publicly disclose the execution of this Agreement, this Agreement shall be required to be filed with the Commission as a material agreement and all its material terms (including related undertakings) shall be described in a proxy sent to the Company’s shareholders to approve the Transaction Documents.

7.3.
Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Each Investor may freely transfer and assign all of its rights and obligations under this Agreement to any Affiliate of such Investor thereof. Each Investor may not assign to any non-Affiliate thereof its respective rights and obligations hereunder, in connection with any private sale or transfer of the Acquired Shares in accordance with the terms hereof. The Company may not assign its rights or obligations under this Agreement.

7.4.
Aggregate holdings. For the purpose of calculating the shareholding holdings under this Agreement, each Investor’s shareholdings in the Company shall be aggregated with the shareholdings of its Affiliates.

7.5.
Further Assurances. Each of the parties shall take such actions, including the execution and delivery of further instruments, as may be necessary to give full effect to the provisions of this Agreement the Transaction Documents and to the intent of the parties.

7.6.
No Reliance. Each party acknowledges that (i) it has such knowledge in business and financial matters as to be fully capable of evaluating this Agreement, the other Transaction Documents, and the transactions contemplated hereby and thereby, (ii) it is not relying on any advice or representation or warranty of any other party in connection with entering into this Agreement, the other Transaction Documents, or such transactions (other than the representations and warranties made in this Agreement or the  other Transaction Documents), (iii) it has not received from any party any assurance or guarantee as to the merits (whether legal, regulatory, tax, financial or otherwise) of entering into this Agreement or the other Transaction Documents or the performance of its obligations hereunder and thereunder, and (iv) it has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent that it has deemed necessary, and has entered into this Agreement and the other Transaction Documents based on its own independent judgment and on the advice of its advisors as it has deemed necessary, and not on any view (whether written or oral) expressed by any party.

7.7.
Injunctive Relief. The parties hereto acknowledge and agree that a breach by either of their obligations hereunder will cause irreparable harm the other party and that the remedy or remedies at law for any such breach will be inadequate and agrees, in the event of any such breach, in addition to all other available remedies, the non-breaching party shall be entitled to seek an injunction restraining any breach and requiring immediate and specific performance of such obligations.

7.8.
Governing Law; Jurisdiction. This Agreement shall be governed by and construed under the laws of the State of Israel applicable to contracts made and to be performed entirely within the State of Israel. Each party hereby irrevocably submits to the exclusive jurisdiction of the courts located in Tel Aviv, Israel for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby and hereby irrevocably waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

7.9.
Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile transmission.

7.10.	Headings. The headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.11.
Notices. Any notice, demand or request required or permitted to be given by the Company or the Investors pursuant to the terms of this Agreement shall be in writing and shall be deemed delivered (i) when delivered personally, by electronic mail with return receipt or by verifiable facsimile transmission, unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to an overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), addressed as follows:

If to the Company:	Jacada Ltd.
8 Hasadnaot Street
Herzliya 46728, Israel
Att: CEO

with a copy

(which shall not constitute notice) to:                                Meitar Liquornik Geva Leshem Tal
Attention: Shachar Hadar; and
Ronen Bezalel
16 Abba Hillel Blvd.
Ramat Gan 52506 Israel
Tel +972-3-610-3100
Fax +972-3-610-3100
Email: shacharh@meitar.com

If to the Investor:                                                                  As stated in the signature page

7.12.
Entire Agreement; Amendments. This Agreement and the other Transaction Documents constitute the entire agreement between the parties with regard to the subject matter hereof and thereof, superseding all prior agreements or understandings, whether written or oral, between or among the parties. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Investor, and no provision hereof may be waived other than by a written instrument signed by the party against whom enforcement of any such waiver is sought. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the undersigned has executed this Securities Purchase Agreement as of the date first-above written

JACADA LTD.

By: ___________________

Name: _________________

Titie: __________________

[Jacada Ltd. – Securities Purchase Agreement – Company Signature Page]

IN WITNESS WHEREOF, the undersigned has executed this Securities Purchase Agreement as of the date first-above written

[_________]

By: ___________________

Name: _________________

Titie: __________________

Investment Amount: ________________

Number of Acquired Shares: ______________

Address: ________________________

Telephone: ______________________

Fax : ___________________________

Email: __________________________

[Jacada Ltd. – Securities Purchase Agreement – Investor Signature Page]

Appendix B

Jacada Ltd. (the “Company”)

Office Holder Compensation Policy

1.	Background – Purposes, Application and Update

1.1          In accordance with the Israeli Companies Law, 5759-1999 (as amended from time to time, the “Companies Law” or the “Law”), this document states the terms of Jacada Ltd.’s Compensation Policy for its “office holders” (as such term is defined in the Companies Law) (the “Compensation Policy” or the “Policy”). The Compensation Policy described below combines the broad-based principles that the Board of Directors of the Company, following the recommendation of the Company’s Compensation Committee, has seen fit to adopt with respect to the compensation of the office holders of the Company.  This Policy has practical importance with respect to the method of approval of the concrete compensation conditions of any of the office holders of the Company in the future and is also important because it sets forth, methodically and publicly, the main considerations that the Company believes to be relevant to the question of compensation of office holders and the way in which these must in fact be implemented.  The various compensation components are intended to encourage the continued employment of office holders in the Company, and to enable the employment of new office holders from high quality human resources who can contribute to the Company, advance its goals and improve its performance.  The inclusion of all of these in a uniform, broad-based policy should also assist with the transparency of the compensation rules of the Company (both within the Company, and externally), and with the coordination of expectations between the Company and the office holders working for it. The Policy applies to the compensation conditions of all of the office holders of the Company and anyone filling such a position at the Company, even if his or her title is different. In this Policy document, “compensation conditions” shall mean: the terms of office or employment of an office holder, including base salary and supplementary components, annual incentive-based compensation, long-term equity compensation, retirement and termination terms (i.e. any grant, payment, remuneration, compensation or any other benefit given to an officer holder in connection with termination of his/her role at the Company), as well as provision of an exemption, insuring, undertaking to indemnify or providing indemnification. Any approval of compensation condition will always be made in accordance with the requirements of the Companies Law, then in effect.

1.2          The Compensation Policy should be reviewed from time to time, either due to substantial changes to the Company, its size, nature and the areas of its operations, the risk profile that is relevant to the Company, its operating markets, etc., or due to substantial changes in the macro-economic environment or to acceptable compensation conditions in the territories where the Company employs office holders.  In addition, the Compensation Committee and the Board of Directors shall review the Policy in full once every three years (or any shorter or longer period) in each case to the extent required by the Law.

1.3          For the avoidance of doubt it is clarified that this Policy document does not give rise to any legal rights whatsoever in the hands of any office holder, present or future, vis-à-vis the Company, and that the rights and obligations of every office holder have been, or will be, set, as the case may be, in a contract or agreement between him/her and the Company (the conditions of which might be substantially different from the policy provisions contained in this document), or by mandatory law, if applicable to his/her employment.

1.4           This Policy shall not impact existing employment agreements or terms of employment of the Company’s current office holders. The Company shall strive to adjust any conflicting terms and conditions with the terms of this Policy.

1.5          Notwithstanding anything else herein to the contrary, in the event that the Companies Law or the regulations promulgated thereunder contain or are amended to include any relief or exclusion, then, any such relief or exclusion shall be deemed incorporated into this Compensation Policy and shall supersede any provision hereof, including if such relief or exclusion creates a conflict, inconsistency or contradiction with the provisions hereof.

2.	Overarching Considerations

2.1          The compensation conditions for any office holder considered by the Company will be set on the basis of the following overarching considerations:

•	Advancement of the purposes of the Company, its work plans and policy, subject to a long-term vision;

•	The creation of incentives appropriate to the office holder, taking into account, among other things, the risk management policies of the Company;

•
The office holder's contribution to the achievement of the Company's goals and its profitability, all in keeping with the Company’s long-term vision and in accordance with the office holder's role (with respect to variable compensation components).

2.2           The Compensation Policy takes into account, the specific compensation conditions for each office holder and shall also take into account, the size of the Company, its resources and its modus operandi, including for the purpose of setting a reference group for the conditions of compensation to its office holders.

2.3          Other relevant data when setting compensation:

•	The education, skills, expertise, professional experience and achievements of the candidate for office or the acting office holder.

•	the role and areas of responsibility of, and previous agreements with, the office holder (to the extent that the office holder is not a new office holder).

•
The circumstances of the office holder’s recruitment (which may include compensation arrangements with his or her previous employer) and the terms of prior employment or service agreements with the Company (if any).

•
A comparison of the compensation conditions of the office holder to the compensation conditions of other office holders in the Company, and to the extent such information is timely available, to compensation conditions of executives in similar positions in peer-group companies.

2.4          In the process of drafting this Compensation Policy, the Compensation Committee and Board of Directors have examined the ratio between employer cost associated with the engagement of the office holders and the average and median employer cost associated with the engagement of the Company’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”). The possible ramifications of the Ratio on the daily working environment in the Company were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in the Company.

3.	Total Compensation Package

3.1          The compensation package to office holders shall include three main components: base salary (including supplementary components), annual incentive-based compensation (such as cash bonuses, commissions or other incentive-based compensation) and long-term equity compensation (by way of allotment of securities or mechanisms tracking securities). Incentive-based compensation (annual grants) and mainly long-term equity compensation, are intended to align an office holder's interests with those of the Company

3.2          The discussion of any compensation condition (even if it is brought for separate discussion), shall take into account an officer’s entire package of compensation conditions, and its total cost to the Company.

3.3          When discussing any compensation condition, all implications shall be examined, including: economic, benchmarking, accounting and taxation implications, as well as the intra-organizational, commercial implications, including any impact on other employees of the Company.

3.4          When discussing any compensation condition (including equity compensation), the entire potential accounting and cash flow cost shall be examined.

3.5          The ratio among the three main components of a package of compensation (i.e., base salary (including supplementary components), annual incentive-based compensation (such as cash bonuses, commissions or other incentive-based compensation) and long-term equity compensation shall be as follows:

(a)          The maximum sum of the annual incentive-based compensation shall not be greater than: 200% of the cost of the then-current annual base salary (including supplementary components).

(b)          For any year, the economic value of the securities to be allotted prospectively as long-term equity compensation (in accordance with the valuation method used for purposes of the financial statements of the Company), divided by the number of vesting years for such prospective grant (“annual economic value”), plus the annual economic value of securities previously allotted to the executive that have not yet fully vested and that will vest over the course of the year, shall together not be greater than 200% of the cost of then-current annual base salary (including supplementary components) for the year.

3.6           A non-material change in the compensation package of an office holder (excluding directors) may also be approved via the sole approval of the Compensation Committee (provided that the terms of compensation of such office holder continue to meet the requirements of this Compensation Policy).

For this purpose, a change of up to 15% of the annual fixed compensation of an office holder shall be deemed to be a non-material change.

4.	Base Salary and Supplementary Components

4.1          A Base salary provides stable compensation to office holders and allows the Company to attract and retain competent executive talent and maintain a stable management team. Base salary and supplementary components thereof vary among office holders and shall be individually determined for office holders while taking into account (among other possible factors and in addition to those mentioned in Section 2 above): (A) the market in which the Company operates, (B) a comparison to salaries of office holders in the same positions at companies of a similar size with global operations and structure of a similar magnitude, whether or not listed for trading in Israel or overseas, and (C) the skills and expertise of the subject office holder.

4.2          Since a competitive base salary is essential to the Company’s ability to attract and retain highly skilled professionals, the Company will seek to establish a base salary that is competitive with base salaries paid to office holders in a peer group of companies relevant to the Company’s field of business, while considering, among others, the Company’s size and field of operation and the geographical location of the employed office holder. To that end, the Company may utilize as a reference, comparative market data and practices, which may include a compensation survey that compares and analyses the level of the overall compensation package offered to an office holder of the Company with compensation packages in similar positions to that of the relevant officer in other companies operating in technology sectors which are similar in their characteristics to the Company’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally). Such compensation survey may be conducted internally or through an external consultant.

4.3          Benefits that are supplemental to salary shall be based on the territory in which an office holder is employed.  Examples of such supplementary benefits are set forth in Exhibit A to this Compensation Policy. Unless otherwise approved by the Committee, the benefits offered to the office holders shall be of equivalent to those offered to the other employees at the same location.

4.4          All changes in benefits costs will be discussed in the Board of Directors as part of budget discussion in January of every year. Other benefits may be approved by the Compensation Committee, subject to complying with the general terms of this policy.

5.	Annual Incentive-Based Compensation

5.1            Compensation in the form of an annual cash bonus is an important element in aligning the office holder’s compensation with the Company’s objectives and business goals. Therefore, a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

5.2          Annual incentive-based compensation may be awarded to office holders upon the attainment of pre-set periodical objectives and individual targets approved by the Compensation Committee (and, if required by law, by the Board of Directors) at the beginning of each calendar year, or upon engagement, in case of newly hired office holders, taking into account the Company’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board of Directors may also authorize any applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each office holder. In special circumstances, as authorized by the Compensation Committee and the Board of Directors (e.g., regulatory changes, significant changes in the Company’s business environment, a significant organizational change and a significant merger and acquisition events), the Compensation Committee and the Board of Directors may modify the objectives and/or their relative weights during the calendar year.

5.3          The individual targets shall be determined with the aim of optimally increasing the office holder's motivation, i.e., they should not be set too low (such that the employee is satisfied after meeting a relatively low target) or too high (such that the employee thinks that the goals are not realistic in any event). The individual targets may include operational objectives, such as market share, initiation of new markets and products and operational efficiency, customer focus objectives, such as system availability requirements and customer satisfaction, project milestones objectives, such as product implementation in production, product acceptance and new product penetration, and investment in human capital objectives, such as employee satisfaction, employee retention and employee training.

5.4          The pre-set periodical objectives shall be determined on the basis of the Company’s ongoing operations, and shall take into account goals related to (but not limited to) bookings, revenues, margins, cash flows or reserves, the Company’s net profit, operating profit or gross profit (GAAP or Non-GAAP, and for conversions from GAAP to Non-GAAP, the Compensation Committee may seek the advice of the Company’s external auditors) and the contribution to the Company’s business by the business unit for which the office holder is responsible. The pre-set periodical objectives shall also take into account increases/decreases in performance within the foregoing parameters from one year to the next.  The Compensation Committee may also assess the impact of one-time events and/or factors that are beyond the control of the relevant office holder or the Company as a whole in determining whether goals have been met.

5.5          The Company may determine that, with respect to the CEO or an office holder who serves as a director, a portion of his or her annual incentive-based compensation will be based on non-quantitative criteria (i.e. the evaluation of the Board of Directors) in an amount that will not exceed, with respect to any calendar year, three (3) monthly base salaries (including supplementary components). In addition, the Company may determine that, with respect to any office holder subordinated to the CEO and who does not serve as a director, a portion or all of his or her annual incentive-based compensation will be based on non-quantitative criteria (i.e. the evaluation of the CEO).

5.6          An office holder may be entitled to a grant of a pro rata portion of the annual incentive-based compensation for a partial year period that ends upon termination of employment (except in the case of dismissal under circumstances in which the employee is terminated for cause or denied entitlement to severance pay).

5.7          In addition, an office holder of the Company may be granted: (i) a special bonus upon the occurrence of an extraordinary event such as a merger, acquisition, offering, achieving target budget or business plan under exceptional circumstances or other corporate reorganization, (ii) a signing bonus, and (iii) a relocation bonus, which may include customary benefits associated with such relocation. The foregoing bonuses shall not exceed an amount equal to 12 (twelve) monthly gross salaries of such office holder.

6.	Compensation Recovery (“Clawback”)

6.1          In the event of an accounting restatement, the Company shall be entitled to recover from its office holders the annual incentive-based compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by the Company prior to the second anniversary of fiscal year end of the restated financial statements.

6.2          Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events: (i) the financial restatement is required due to changes in the applicable financial reporting standards; or (ii) the Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

6.3          Nothing in this Section 6 derogates from any other “Clawback” or similar provisions regarding disgorging profits imposed on office holders by virtue of applicable securities laws.

7.	Long-Term Equity Compensation

7.1          The grant of equity-based compensation will be examined from time to time by the Compensation Committee and Board of Directors based on the commercial circumstances of the Company and upon special occurrences (such as Company offerings or extraordinary transactions).

7.2           When a new office holder joins the Company, the Compensation Committee and Board of Directors may consider an equity compensation grant to him or her with terms that are similar to those under which the last grant was made by the Company.

7.3          Prior to granting equity compensation, the Compensation Committee and Board of Directors shall take into account, in addition to the overreaching considerations set forth in Section 2 and the fair market value of the grant, the extent of dilution to existing shareholders of the Company stemming from the issuance of the securities. The fair market value of the equity-based compensation will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle to be granted.

7.4          When discussing the grant of equity compensation, the Compensation Committee and Board of Directors shall also consider the economic value of equity previously granted that has not yet fully vested and the tax implications of a prospective grant.

7.5           The vesting period for an equity grant shall be between 3 and 5 years after the date of the grant, with a linear vesting schedule over the entire vesting period (subject to an initial one year “cliff” prior to the initial vesting).

7.6           The exercise price of options to purchase shares that are granted shall be the closing price of the Company’s shares on the stock exchange or other market on which the Company’s shares are listed or quoted on the grant date, or such other price that shall be based on a standard for fair market value that the Compensation Committee and/or Board of Directors may adopt from time to time.

7.7           The Compensation Committee and Board of Directors shall have the authority to decide, in the case of any equity grant, whether to provide for full or partial acceleration of vesting of the granted securities in the event of a merger, sale, change in control or other corporate reorganization.

7.8           Any equity grants shall be made from an equity pool that shall be approved from time to time by the Company in accordance with the provisions of applicable law and in accordance with the Company’s place equity incentive plan then in place.

8.	Term of Employment Agreements and Conditions of Retirement

8.1            The term of an office holder’s employment or services agreement shall include a right of termination for the Company without cause upon notice of no longer than 6 months, except for an existing employment or services agreement or arrangement that already has a longer notice period associated with the Company’s termination right and that is renewed.

8.2          In the case of termination of an office holder whose employment is governed by Israeli employment law under circumstances that do not give the Company the right to deny the office holder severance pay, he/she shall have the following rights:

(a)          Release of severance pay monies accrued in severance pay funds and supplementation by the Company of such funds if and to the extent required under the law with respect to employees who are not subject to the arrangement under Section 14 of the Israeli Severance Pay Law;

(b)          In the event of termination of employment at the Company’s initiative, the Company may award an adjustment grant to be determined by the Compensation Committee which shall be calculated based on the last full monthly salary of the office holder multiplied by the number of months of adjustment set forth in the office holder’s employment or services agreement. The adjustment period provided for by an office holder’s employment or services agreement shall not be longer than 12 months.

8.3          In the case of termination of an office holder whose employment is not governed by Israeli employment law, Severance payment will be as set forth in such office holder’s employment terms and conditions, the requirements of local law or as customary by the Company in the territory in which an office holder is employed.

8.4          In addition, upon termination of employment and subject to applicable law, the Company may grant to its office holders:

(a)          a non-compete grant as an incentive to refrain from competing with the Company for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Compensation Committee and the Board of Directors and shall not exceed such office holder’s monthly base salary multiplied by 12.

(b)          A discretionary payment of up to 12 monthly base salaries (including supplementary components), if the termination of the office holder was triggered as a result of a change of control of the Company.

9.	Insurance, Indemnity and Exemption from Liability

9.1          The Company may indemnify its office holders to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the office holder, as provided in the indemnity agreement between such individuals and the Company, all subject to applicable law and the Company’s articles of association.

9.2          Company may exempt its office holders in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted by applicable law.

9.3          The Company will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its office holders as follows: (i) the annual premium to be paid by the Company shall not exceed 1.5% of the aggregate coverage of the Insurance Policy; (ii) the limit of liability of the insurer shall not exceed the greater of $25 million or 25% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and (iii) the Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board of Directors) which shall determine that the sums are reasonable considering the Company’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

9.4          Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board of Directors), the Company shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows: (i) the limit of liability of the insurer shall not exceed the greater of $25 million or 25% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; (ii) the annual premium shall not exceed 350% of the last paid annual premium; and (iii) the Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board of Directors) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

9.5          The Company may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows: (i) the additional premium for such extension of liability coverage shall not exceed 25% of the last paid annual premium; and (ii) the Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board of Directors) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

10.	Director Compensation

10.1          All of the Company’s non-executive Directors shall be entitled to an equal annual and per-meeting compensation.

10.2          The compensation of the Company’s directors (including external directors and independent directors) shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”) and, in any event, the annual payment and the per-meeting payment shall not be greater than two (2) times the maximal annual payment and per-meeting payment, respectively, allowed under the Compensation of Directors Regulations, in the case of the Company.

10.3          Notwithstanding the provisions of Sections 10.1 and 10.2 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and maybe greater than the maximal amount allowed, in the case of the Company, by the Compensation of Directors Regulations.

10.4          Members of the Board of Directors may be entitled to be reimbursed for their expenses incurred in connection with the discharge of their responsibilities as members of the Board of Directors, including attending meetings of the Board of Directors.

10.5          Each Members of the Board of Directors may be granted annually options with fair market value of up to $75,000. The options shall vest quarterly over a period of between three (3) to five (5) years.

Exhibit A

Israel	United States
Pension fund	COBRA
Disability insurance	401k- Retirement plan
Education fund	Vacation
Vacation	Life Insurance
Car lease	Cell phone
Cell phone	FSA (no cost to Jacada)
Gifts-	Short term disability
Private health insurance	Long term disability
Lunch vouchers	Workers comp
Health insurance
Dental insurance
Eye insurance (no cost to Jacada)